Form 10-K, Exhibit 13
period 1997-12-31
GRADALL INDUSTRIES INC
filed 1998-04-01
CIK 1017136

Gradall Industries, Inc. 1997 Annual Report

                                                                         GRADALL
                                                      a different kind of animal

Since 1946, Gradall machines have been widely distinguished from all others by their unique versatility and productivity. Currently marketed worldwide using the theme "a different kind of animal" graphics created for the current advertising campaign are featured in this annual report.

                               Table of Contents


Consolidated Financial Highlights. . . . . . . .   4
Letter to Stockholders . . . . . . . . . . . . .   5
Gradall Excavators . . . . . . . . . . . . . . .   6
Gradall Material Handlers. . . . . . . . . . . .   8
Parts and Distribution . . . . . . . . . . . . .  10
Selected Consolidated Financial Data . . . . . .  12
Consolidated Balance Sheets. . . . . . . . . . .  14
Consolidated Statements of Income. . . . . . . .  15
Consolidated Statements of
Changes in Stockholders' Equity. . . . . . . . .  16
Consolidated Statements of Cash Flows. . . . . .  17
Notes to Consolidated Financial Statements . . .  18
Report of Independent Accountants. . . . . . . .  32
Report of Management . . . . . . . . . . . . . .  32
Management's Discussion and Analysis
of Financial Condition and Results of Operations  33
General Information. . . . . . . . . . . . . . .  41
Gradall Replicas . . . . . . . . . . . . . . . .  43

                            Gradall Industries, Inc.

                                  Consolidated
                              Financial Highlights

                              (dollars in millions,
                              except share amounts)

                                                For the Years Ended
                                               1997    1996    1995
                                              ------  ------  -------
Net sales. . . . . . . . . . . . . . . . . .  $158.7  $140.9  $118.4
Operating income . . . . . . . . . . . . . .    20.6    17.9    12.8
Income before extraordinary item . . . . . .    12.0     8.3     6.6
Extraordinary loss on
 extinguishment of debt, net of tax benefit.       -     1.0       -
Net income . . . . . . . . . . . . . . . . .    12.0     7.3     6.6

Earnings per share(1). . . . . . . . . . . .  $ 1.33  $ 1.07  $ 0.77
Working capital. . . . . . . . . . . . . . .    26.5    14.9    10.7
Funded debt. . . . . . . . . . . . . . . . .    10.3     7.9    37.9
Shareholders' equity (deficit) . . . . . . .    21.2     9.1   (23.1)

(1) Earnings per share data is presented on a diluted basis for 1997 and on a pro forma basis for 1996 and 1995. See Note 12 to the Consolidated Financial Statements included herein.

                            Gradall Industries, Inc.

                              TO OUR STOCKHOLDERS

In this, our second annual report to stockholders, Gradall (The "Company") is extremely pleased to report continued record sales and earnings.

     This outstanding performance is the direct result of a strategic plan emphasizing the continuing introduction of new and uniquely productive machines; each benefitting by being a "different kind of animal" in their respective construction equipment markets; each setting new, high standards for quality.

     While new product development is pivotal in the strategic plan, our management blueprint further mandates a strong focus on strengthening distribution, maximizing production efficiency and continually enhancing product support programs.

     The initial public offering of Gradall Industries, Inc., stock in August 1996, has allowed the Company to substantially reduce debt and interest expense while negotiating a more favorable bank agreement.

                   [Picture of Barry L. Phillips, President]

     The cumulative effect of all of these actions, combined with the hard work of Gradall employees, has resulted in record net sales for 1997 totaling $158.7 million, up 12.6 percent over 1996. Record net income was $12 million, up 44.7 percent before an extraordinary item. Basic earnings per share reached $1.34, up
25.2 percent from $1.07, the unaudited pro forma net income per share computed as though the initial stock offering was effective Jan. 1, 1996.

     Impacting both domestic and international sales during 1997 was the wide acceptance of our new, XL 2200 excavator and the introduction of our remote-controlled XL 2210 steel mill machine. In 1998 more new excavator models will be introduced, including a rough terrain wheeled undercarriage telescopic excavator being unveiled at a major world trade show in Germany.

      Our material handler group experienced record sales fueled by growth in housing and non-residential construction as well as an expansion of the equipment rental market.

     In mid-1997, we introduced the 544D, the first of our new family of advanced D Series material handlers. Seven more models, completing the D Series family, were introduced in January 1998, replacing the popular C Series line. The sale of service parts increased during the year as a result of our program to aggressively strengthen our distributor support activities. An investment of $5.3 million in capital equipment during 1997, plus plans to exceed that level in 1998, are effectively improving operating margins through quality and manufacturing efficiencies.

 All of this puts Gradall in an excellent position for 1998. Now 52 years old, Gradall continues to benefit from its historic leadership position as an innovative producer of high quality, uniquely productive machines.

     Gradall Industries, Inc. is dedicated to continued growth and the commitment to increase stockholder value.



                                                /s/ Barry L. Phillips, President
                                                --------------------------------
                                                    Barry L. Phillips, President

     The Gradall Excavator. Capitalizing of the advantages of being different. A different kind of animal.

                         [PICTURE OF XL 2210 EXCAVATOR]

Gradall's  new  XL  2210  excavator,  introduced  during
the  second  half  of  1997,    is  operated  with  a  remote  control  device.

                       ESTABLISHING A NEW WORLD STANDARD
                    FOR EXCAVATOR PERFORMANCE AND VERSATILITY

Gradall continues to dominate the traditional niche market for versatile, wheeled excavators, while creating new, higher productivity models to increase sales into non-traditional markets and applications.

                    [Picture of XL 5100 wheeled excavator.]

     Unique in their design, starting with the very first machine in 1946, Gradall excavators have always distinguished themselves from other machines by their rotating, telescoping booms.

                        [Picture of XL 2200 excavator.]

     Today, thanks to new innovative high pressure hydraulics and designed-in strength, XL excavators are now known for their exclusive ability to deliver traditional Gradall versatility along with a high level of power and speed, increasing their market potential. The XL Series are able to perform the precise grading and sloping which launched the Gradall legend, and production work such as mass excavation and pavement removal, cutting contractor costs by eliminating the need for multiple machines.

                        [Picture of XL 2300 excavator.]

     The true pioneer among truck mounted excavators, Gradall has always dominated that niche market in North America. Now, innovations in Gradall hydraulic power and an increased emphasis on models with rough terrain crawler undercarriages have allowed the company to show impressive increases in machine sales while competing with conventional excavator industry giants in the popular 19 to 21 ton and 24 to 28 ton classes.

     Identifying the growing demand for specialized excavators, Gradall has launched a new family of models which is further expanding sales potential beyond the core market of contractors involved in road construction and repair or other high productivity work.

  The new XL 2200 is popular among contractors who buy or rent the excavator for jobs requiring smaller, highly versatile machines.

Another new model, the XL 2210, is operated with a remote control device, making it popular for steel and aluminum metal mill maintenance work as well as hazardous waste cleanup and other potentially dangerous jobs.

In 1998, the new XL 2300 is being introduced in the U.S. and at a major world trade show in Europe. Able to efficiently perform specialized digging and finishing work, the XL 2300 has a rough terrain wheeled undercarriage allowing it to be driven quickly around jobsites-a unique advantage for both contractors and governmental agencies.

Additional excavator models will be introduced later this year and in 1999, aimed at capitalizing on the growing domestic sales potential in core markets; the need for specialized machines for mining and metal mill work; and opportunities unfolding as a result of major Gradall initiatives in China, Russia, South America and elsewhere.

The Gradall D-Series Material Handlers. The Gradall D-Series Material Handlers. Rugged agility has always set them apart. A different kind of animal.

                         [PICTURE OF 544D MATERIAL HANDLER]

       The 544D, introduced in mid-1997, was the first of Gradall's new D-Series family of material handlers.

                   EXTENDING GRADALL'S MARKET SHARE ADVANTAGE
                      WITH AN ALL-NEW COLLECTION OF MODELS

Gradall has reinforced its strong position in the competitive rough terrain material handler market by introducing an entirely new family of D Series handlers. Replacing the highly successful C Series, the new D Series machines have unique advantages that will provide additional customer benefits in growing domestic and foreign markets.

                    [Picture of New D Series operator cab.]

     Typically, Gradall material handlers are used to lift, transport and place brick, lumber, structural steel and other materials on construction, industrial storage and other work sites. Gradall material handlers can utilize many attachments, enabling general and masonry contractors to directly profit from Gradall versatility. Gradall machines can effectively perform many different jobs and thereby eliminate the cost of buying or renting additional specialized machines.

                     [Picture of 534D-9 material handler.]

     One of the traditional, key advantages Gradall holds over competitive models is a unique 90 rear wheel steering design, making them the industry's most maneuverable machines. Pivoting into position for precise machine movement and load placement, even on very tight jobsites, our material handlers can measurably increase productivity through this designed-in maneuverability advantage. Strength and reliability also are legendary, making Gradall a preferred brand among national rental companies.

                 [Picture of Uniquely mobile steering design.]

     The eight new D Series models also provide state-of-the-industry operator protection, new instrumentation, wider seating and excellent visibility in all directions. The machines are designed for easy operation, shortening the operator training process and encouraging faster, more efficient work with advantages like a hydrostatic transmission.

The first of the new D Series models was well received by the industry when it was introduced in mid-1997. The 544D, literally a giant among material handlers, has a tremendous 10,000-pound capacity and a maximum lift height of 55 feet.

In January 1998, the introduction of seven more models completed the impressive new D Series family. Designed for a variety of jobs, they have lift capacities from 6,000 to 10,000 pounds and maximum lift heights from 24 to 55 feet.

The 524D LoPro is under 7 feet tall and capitalizes on the need for a machine that can work in limited clearance jobs or move through low doorways. In 1997, the leading construction equipment publication selected this machine for its list of the industry's greatest innovations.

 Traditionally, Gradall material handlers have been sold primarily in North America, where a favorable construction market has been forecast. The Company is accelerating its entry into international markets with recent sales in Korea, China, Brazil and Russia. Key to this initiative is the establishment of a global distribution network.

Gradall parts and distribution. A different kind of animal. The extra advantage from Gradall.

                               [Picture of World]

                        THE EXTRA ADVANTAGE FROM GRADALL

Vital to Gradall's continuing growth initiative is our commitment to high quality distribution and product support programs.

                               [Picture of Parts]
                           Dedicated to product support.

     To meet that commitment in the core North American market, Gradall has established a separate network of independent distributors to sell and support Gradall excavators or material handlers.

                               [Picture of Plant]
                        Gradall's 430,000 sq. ft. plant.

     Distributor selection is based on various criteria including financial strength; commitment to promoting and selling Gradall products; after-sale service, location of branches; and reputation among key sales or rental prospects in the distributor's territory.

                               [Picture of Parts]
                       Many parts available in kit form.

     To work closely with those distributors, Gradall has expanded its staff of regional product support managers. Through these managers as well as through direct communications with the Gradall factory, distributors are able to receive fast, efficient technical support for sales and service, maintaining a high level of customer satisfaction.

     Gradall also maintains a dedicated training center adjacent to the manufacturing plant, providing distributor personnel and owner-operators with up-to-date training on preventive maintenance and service as well as safe efficient, operation techniques.

     Typically, excavator distributors selected for each state or region are the leading suppliers of equipment to state and local governments or contractors involved in road construction and maintenance, excavation and other earth moving projects.

  Likewise, an important factor to consider in the selection of Gradall material handler distributors is their regional importance in the sale, rental or rent-to-sell of equipment to building contractors.

  In accordance with Gradall's global growth initiative, we have also increased our commitment to worldwide distribution. Comprehensive sales channels have been established to facilitate marketing activities into Russia, South America, the Middle East, the Pacific Rim and other promising world markets. At the same time, cooperative selling relationships have been established with major equipment agents in key regions throughout the world.

                             Selected Consolidated
                                 Financial Data

                             (dollars in thousands,
                              except share amounts)

        The following table sets forth selected consolidated financial data for the Company for the five years ended December 31, 1997 that have been taken or derived from the historical financial statements of the Company and are qualified in their entirety by reference to such financial statements and notes included therein. See "Consolidated Financial Statements."

                                                 For the Years Ended December 31,
                                                 --------------------------------
                                       1993(7)      1994(7)       1995         1996      1997
Income Statement Data:
-------------------------------------------------------------------------------------------------
Net sales . . . . . . . . . . . . .  $   72,208   $   88,820   $  118,438   $ 140,909  $  158,659
Cost of sales . . . . . . . . . . .      59,274       71,280       92,637     108,098     120,663
Gross profit. . . . . . . . . . . .      12,934       17,540       25,801      32,811      37,996
                                     -----------  -----------  -----------  ---------  ----------
Research and development and
    product engineering costs . . .       1,848        2,123        2,504       3,081       3,644
Selling, general and
  administrative expenses . . . . .       9,307        9,346       10,503      11,815      13,712
                                     -----------  -----------  -----------  ---------  ----------
Operating income. . . . . . . . . .       1,779        6,071       12,794      17,915      20,640
Amortization of FAS 106(1). . . . .      (3,626)
Interest expense. . . . . . . . . .       1,055        1,146        1,642       3,108         696
Other, net. . . . . . . . . . . . .        (549)         234          865       1,018         257
                                     -----------  -----------  -----------  ---------  ----------
Income before provision for taxes,
  extraordinary item and change
  in accounting . . . . . . . . . .       1,273        8,317       10,287      13,789      19,687
Income tax provision. . . . . . . .         550        3,152        3,680       5,503       7,696
                                     -----------  -----------  -----------  ---------  ----------
Income before extraordinary item
  and change in accounting. . . . .         723        5,165        6,607       8,286      11,991
Extraordinary item(2) . . . . . . .                                               973
Change in accounting
  loss(3) . . . . . . . . . . . . .       9,014
                                     -----------  -----------  -----------  ---------  ----------
Net income (loss)(4). . . . . . . .  $   (8,291)  $    5,165   $    6,607   $   7,313  $   11,991
                                     -----------  -----------  -----------  ---------  ----------
Earnings per share(5)
  Basic:
  Before extraordinary item . . . .                            $     1.17   $    1.19  $     1.34
  After extraordinary item. . . . .                                  1.17        1.05        1.34
Weighted average shares
    outstanding . . . . . . . . . .                             5,637,244   6,956,507   8,939,605

  Diluted:
  Before extraordinary item . . . .                            $     1.17  $     1.18  $     1.33
  After extraordinary item. . . . .                                  1.17        1.04        1.33
Weighted average shares
     outstanding. . . . . . . . . .                             5,637,244   7,003,200   9,013,760

Pro forma(6)
  Net income per share. . . . . . .                            $     0.77  $     1.07
Weighted average shares
    outstanding . . . . . . . . . .                             8,939,294   8,939,294
Balance Sheet Data:
-------------------------------------------------------------------------------------------------
Working capital . . . . . . . . . .  $      150   $    2,472   $   10,735  $   14,907  $   26,509
Total assets. . . . . . . . . . . .      38,210       41,099       52,024      58,226      76,735
Total debt. . . . . . . . . . . . .      15,151       11,234       37,922       7,910      10,312
Stockholders' (deficit) equity. . .      (7,572)      (2,158)     (23,119)      9,076      21,219

                            Gradall Industries, Inc.

                                       12

                             Selected Consolidated
                                 Financial Data

                                   (continued)

(1) The FAS 106 gain resulted from the reduction in the post-retirement health care benefits liability reflecting a change in actuarial assumptions related to the projected growth in medical costs.

(2) An extraordinary item of $1.0 million, net of taxes, related to early extinguishment of senior and subordinated debt which was incurred in September 1996 to write off unamortized deferred financing costs and the discount on subordinated debt which was paid off with the proceeds from the initial public offering on September 3, 1996.

(3) Reflects a $9.0 million after-tax decrease in net income resulting from the adoption of the accrual basis of accounting for post-retirement health care benefits (FAS 106).

(4) Net income (loss) per share data have been omitted for years prior to 1995 as such amounts are not comparable due to the 1995 Recapitalization.

(5) Presented based on actual earnings and average shares outstanding in the periods indicated after giving effect to the 5,540-for-1 stock split and the conversion of outstanding Warrants.

(6) Presented as if the 1995 Recapitalization, the issuance of shares of Common Stock pursuant to the initial public offering and the application of the net proceeds thereof to reduction in debt, all had occurred effective January 1, 1995. Pro forma net income per share data does not include the extraordinary item.

(7) Excludes former wholly owned subsidaries of the Company which were spun off to certain shareholders in connection with a Recapitalization which occured in October 1995. See Note 1 to the Consolidated Financial Statements included herein.

                            Gradall Industries, Inc.

                                  Consolidated
                                     Balance
                                     Sheets

                             (dollars in thousands
                             except share amounts)

                                                       December 31,
                                                   --------------------
ASSETS                                               1997       1996
-------------------------------------------------  ---------  ---------
Current assets:
  Cash. . . . . . . . . . . . . . . . . . . . . .  $  1,605   $    215
  Accounts receivable - trade,
    net of allowance for doubtful
    accounts of $56 and $76 . . . . . . . . . . .    25,290     16,846
  Inventories . . . . . . . . . . . . . . . . . .    25,564     21,326
  Prepaid expenses and deferred charges . . . . .     1,645        495
  Deferred income taxes . . . . . . . . . . . . .       742      1,151
                                                   ---------  ---------

       Total current assets . . . . . . . . . . .    54,846     40,033

Deferred income taxes . . . . . . . . . . . . . .     5,402      5,257

Property, plant and equipment, net. . . . . . . .    15,108     11,535

Other assets:
  Deferred financing costs, net of
    accumulated amortization of $404 and $242 . .       446        608
  Other . . . . . . . . . . . . . . . . . . . . .       933        793
                                                   ---------  ---------

       Total other assets . . . . . . . . . . . .     1,379      1,401
                                                   ---------  ---------

       Total assets . . . . . . . . . . . . . . .  $ 76,735   $ 58,226
                                                   =========  =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Capital lease obligation, current portion . . .  $    297   $    174
  Accounts payable - trade. . . . . . . . . . . .    17,113     13,405
  Accrued other expenses:
    Legal . . . . . . . . . . . . . . . . . . . .       452      1,800
    Floor plan interest . . . . . . . . . . . . .     1,444        851
    Warranty. . . . . . . . . . . . . . . . . . .     1,075      1,225
    Income taxes. . . . . . . . . . . . . . . . .     1,115      1,333
    Other . . . . . . . . . . . . . . . . . . . .     6,841      6,338
                                                   ---------  ---------
       Total current liabilities. . . . . . . . .    28,337     25,126
                                                   ---------  ---------

Long term obligations:
  Capital lease obligation,
    net of current portion. . . . . . . . . . . .       412        445
  Long-term debt. . . . . . . . . . . . . . . . .     9,603      7,291
  Accrued post-retirement benefit cost. . . . . .    15,719     14,604
  Other long term liabilities . . . . . . . . . .     1,445      1,684
                                                   ---------  ---------

       Total long term obligations. . . . . . . .    27,179     24,024
                                                   ---------  ---------

       Total liabilities. . . . . . . . . . . . .    55,516     49,150
                                                   ---------  ---------

Stockholders' equity:
  Common stock, $.001 par value;
    18,000,000 shares authorized; 8,940,194
    and 8,939,294 issued and outstanding in
    1997 and 1996, respectively . . . . . . . . .         9          9
  Serial preferred shares, par value $.001
    per share 2,000,000 shares authorized,
    none issued and outstanding
  Additional paid-in capital. . . . . . . . . . .    38,894     38,907
  Accumulated deficit . . . . . . . . . . . . . .   (17,684)   (29,840)
                                                   ---------  ---------

       Total stockholders' equity . . . . . . . .    21,219      9,076
                                                   ---------  ---------

       Total liabilities and stockholders' equity  $ 76,735   $ 58,226
                                                   =========  =========

The  accompanying  notes  are  an  integral part of these consolidated financial statements.

                            Gradall Industries, Inc.

                                  Consolidated
                                   Statements
                                       of
                                     Income

                              (dollars in thousands
                              except share amounts)

                                       For the Years Ended December 31,
                                      ----------------------------------
                                         1997        1996        1995
------------------------------------------------  ----------  ----------
Net sales. . . . . . . . . . . . . .  $  158,659  $  140,909  $  118,438
Cost of sales. . . . . . . . . . . .     120,663     108,098      92,637
                                      ----------  ----------  ----------
        Gross profit . . . . . . . .      37,996      32,811      25,801
Research and development and product
  engineering costs. . . . . . . . .       3,644       3,081       2,504
Selling general and
  administrative expenses. . . . . .      13,712      11,815      10,503
                                      ----------  ----------  ----------

    Operating income . . . . . . . .      20,640      17,915      12,794

Other expense:
  Interest expense . . . . . . . . .         696       3,108       1,642
  Other. . . . . . . . . . . . . . .         257       1,018         865
                                      ----------  ----------  ----------

    Net other expense. . . . . . . .         953       4,126       2,507
                                      ----------  ----------  ----------

    Income before income taxes
      and extraordinary item . . . .      19,687      13,789      10,287

Income tax provision . . . . . . . .       7,696       5,503       3,680
                                      ----------  ----------  ----------

Income before extraordinary item . .      11,991       8,286       6,607
                                      ----------  ----------  ----------

Extraordinary item, loss from early
  extinguishment of debt, net of
  income tax benefit of $622 . . . .                     973
                                      ----------  ----------  ----------

Net income . . . . . . . . . . . . .  $   11,991  $    7,313  $    6,607
                                      ==========  ==========  ==========

Basic:
Weighted average shares outstanding.   8,939,605   6,956,507   5,637,244
  Earnings per share:
  Before extraordinary item. . . . .  $     1.34  $     1.19  $     1.17
  After extraordinary item . . . . .  $     1.34  $     1.05  $     1.17

Diluted:
Weighted average shares outstanding.   9,013,760   7,003,200   5,637,244
Earnings per share:
  Before extraordinary item. . . . .  $     1.33  $     1.18  $     1.17
  After extraordinary item . . . . .  $     1.33  $     1.04  $     1.17

    The accompanying notes are an integral part of these consolidated financial statements.

                           Distribution of 1997 Sales

Excavators. . . .  36%
Material Handlers  53%
Service Parts . .  11%


                            Gradall Industries, Inc.

                                  Consolidated
                                   Statements
                                       of
                                     Changes
                                       in
                                  Stockholders'
                                     Equity

                             (dollars in thousands)

                                                                     Additional
                                                         Additional   Paid-In
                                   Common     Preferred    Paid-In    Capital-    Accumulated
                                   Stock        Stock      Capital    Warrants      Deficit       Total
---------------------------------------------------------------------------------------------------------
Balance December 31, 1994. . .                                                   $     (3,134)  $ (3,134)

  Net income . . . . . . . . .                                                          6,607      6,607

  Stock dividend . . . . . . .  $         5               $     (4)                        (1)

  Issuance of
    4,570,500 shares . . . . .            5                 10,495                                10,500

  Issuance of 554,000
    shares to employees. . . .            1                  1,499                                 1,500

  Redemption of
    4,570,500 shares . . . . .           (5)                     4                    (39,591)   (39,592)

  Issuance of 449,294
    common stock warrants. . .                                       $   1,000                     1,000

  Issuance of
    140 preferred shares . . .                $    2,000                               (2,000)
                                ------------  ----------  ---------  ----------  -------------  ---------

Balance December 31, 1995. . .            6        2,000    11,994       1,000        (38,119)   (23,119)

  Issuance of 2,950,000
    shares of common stock . .            3                 24,913                                24,916

  Redemption of
    140 preferred shares . . .       (2,000)       2,000

  Redemption of 449,294
    common stock warrants. . .                                          (1,000)         1,000

  Net income . . . . . . . . .                                                          7,313      7,313

  Change in unfunded
    pension obligation . . . .                                                            (34)       (34)
                                ------------  ----------  ---------  ----------  -------------  ---------

Balance December 31, 1996. . .            9                 38,907                    (29,840)     9,076

  Additional expense
    resulting from the initial
    public offering. . . . . .                                 (19)                                  (19)

  Stock options
    exercised. . . . . . . . .                                   6                                     6

  Net income . . . . . . . . .                                                         11,991     11,991

  Change in unfunded
    pension obligation . . . .                                                            165        165
                                ------------  ----------  ---------  ----------  -------------  ---------

Balance December 31, 1997. . .  $         9   $           $ 38,894   $           $    (17,684)  $ 21,219
                                ============  ==========  =========  ==========  =============  =========

         The accompanying notes are an integral part of these consolidated financial statements.

                            Gradall Industries, Inc.

                                  Consolidated
                                   Statements
                                       of
                                   Cash Flows

                             (dollars in thousands)

                                                                For the Years Ended December 31,
                                                                   1997      1996       1995
                                                                 --------  ---------  ---------
Cash flows from operating activities:
  Net income. . . . . . . . . . . . . . . . . . . . . . . . . .  $11,991   $  7,313   $  6,607
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Extraordinary item, before tax benefit. . . . . . . . . . .               1,595
    Change in unfunded pension obligation . . . . . . . . . . .      165        (34)
    Post-retirement benefit transition obligation . . . . . . .    1,115        780        779
    Depreciation. . . . . . . . . . . . . . . . . . . . . . . .    1,721      1,391      1,081
    Amortization. . . . . . . . . . . . . . . . . . . . . . . .      157        344        125
    Deferred income taxes . . . . . . . . . . . . . . . . . . .      264        106     (1,161)
    Equity loss on investment . . . . . . . . . . . . . . . . .                  44         43
    (Gain) loss on sale of property, plant and equipment. . . .       (1)      (111)        41
    Increase in accounts receivable . . . . . . . . . . . . . .   (8,444)    (4,710)      (492)
    Increase in inventory . . . . . . . . . . . . . . . . . . .   (4,238)    (2,816)    (3,618)
    Increase in prepaid expenses. . . . . . . . . . . . . . . .   (1,150)       (51)      (157)
    (Increase) decrease in other assets . . . . . . . . . . . .     (135)      (152)        13
    Increase in accounts payable and accrued expenses . . . . .    2,204      3,941      3,417
    Increase (decrease) in accrued other long-term liabilities.     (239)        28        203
                                                                 --------  ---------  ---------
            Net cash provided by operating activities . . . . .    3,410      7,668      6,881
                                                                 --------  ---------  ---------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment . . . . .       12        104         30
  Purchase of property, plant and equipment . . . . . . . . . .   (5,305)    (2,300)    (4,189)
                                                                 --------  ---------  ---------
          Net cash used in investing activities . . . . . . . .   (5,293)    (2,196)    (4,159)
                                                                 --------  ---------  ---------
Cash flows from financing activities:
  Net proceeds from initial public offering . . . . . . . . . .              26,916
  Payment of term debt. . . . . . . . . . . . . . . . . . . . .             (10,000)
      Payment of subordinated debt. . . . . . . . . . . . . . .             (10,000)
  Issuance of 900 common shares . . . . . . . . . . . . . . . .        6
  Issuance of 4,570,500 common shares . . . . . . . . . . . . .                         10,500
  Redemption of preferred stock . . . . . . . . . . . . . . . .              (2,000)
  Issuance of 554,000 common shares to employees. . . . . . . .                          1,500
  Redemption of 4,570,500 common shares . . . . . . . . . . . .                        (39,592)
    New debt incurred in connection with the recapitalization,
    including $1 million of common stock warrants . . . . . . .                         38,941
  Debt repaid in the recapitalization transaction . . . . . . .                        (10,802)
  Recapitalization expenses . . . . . . . . . . . . . . . . . .                         (1,654)
    Proceeds (repayments) on capital leases . . . . . . . . . .       90       (172)      (102)
  Net advances (repayments) on revolving line of credit . . . .    2,312    (10,808)      (825)
  Proceeds from (payments of) bank overdraft. . . . . . . . . .      884       (730)       689
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (19)
                                                                 --------  ---------  ---------
            Net cash provided by (used in) financing activities    3,273     (6,794)    (1,345)
                                                                 --------  ---------  ---------

            Net increase (decrease) in cash . . . . . . . . . .    1,390     (1,322)     1,377
                                                                 --------  ---------  ---------

Cash, beginning of year . . . . . . . . . . . . . . . . . . . .      215      1,537        160
                                                                 --------  ---------  ---------

Cash, end of year . . . . . . . . . . . . . . . . . . . . . . .  $ 1,605   $    215   $  1,537
                                                                 ========  =========  =========

Supplemental disclosure:
  Cash paid for:
            Income taxes. . . . . . . . . . . . . . . . . . . .  $ 7,650   $  2,875   $  4,460
                                                                 ========  =========  =========
            Interest. . . . . . . . . . . . . . . . . . . . . .  $   604   $  3,572   $  1,029
                                                                 ========  =========  =========
  Other:
            Amounts financed through capital leases . . . . . .  $   287              $    476
                                                                 ========  =========  =========

    The accompanying notes are an integral part of these consolidated financial statements.

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements

                             (dollars in thousands)

1.  NATURE  OF  BUSINESS  AND  BASIS  OF  PRESENTATION:

Gradall Industries, Inc. (the "Company"), Incorporated in Deleware formerly ICM Industries Inc. (ICM), is a holding company. The consolidated financial statements include the Company and its wholly-owned subsidiaries, The Gradall Company and Gradall Investment Company. The Gradall Investment Company was dissolved in 1996.

The Gradall Company manufacturers and sells excavating and material handling equipment to public and private sector customers throughout the world through independent distribution organization.

On September 15, 1995, ICM entered into a Recapitalization Agreement (the "Recapitalization" or the "Agreement"), which was effective October 13, 1995, under which ICM (a) issued common shares comprising an 82.5% common equity interest to MLGA Fund II, L.P. and partners for a price of $10.5 million; (b) redeemed a portion of the common shares owned by Jack D. Rutherford and David T. Shelby at a purchase price of $44.5 million, less costs and expenses of the transaction, certain payments to officers and employees, amounts required to retire existing indebtedness of The Gradall Company, and further adjusted as required in the Agreement for working capital, income taxes,property additions and cash balances as of the effective date of the transaction; (c) issued 140 shares of Preferred Stock with a liquidation preference of $2 million to Messrs. Rutherford and Shelby; (d) issued common shares representing 10% of its outstanding common stock to certain officers and employees, and (e) distributed certain non-Gradall investments to Messrs. Rutherford and Shelby pursuant to a plan of partial liquidation.

The Recapitalization was financed under a Loan and Security Agreement with Heller Financial, Inc. for a $10 million term loan repayable in installments through September 30, 2000 and up to $22 million in revolving loan commitments for a period of five years, along with a Securities Purchase Agreement with The Marlborough Capital Investment Fund, L.P. and Mellon Ventures, Inc. for $10 million of 12.5% Senior Subordinated Notes due October 31, 2003 and warrants for 449,294 shares of common stock. These transactions were accounted for as a leveraged recapitalization under which the existing basis of accounting was continued, and assets and liabilities of the continuing business were carried forward. Under the Agreement the name of ICM was changed to Gradall Industries, Inc.

Sources and uses of cash in connection with these transactions are summarized below:

Sources of cash:
----------------------------------------------------------------------
Purchase of 4,570,500 shares by MLGA Fund II, LP. . . . . . .  $10,500

Purchase of 554,000 shares by employees . . . . . . . . . . .    1,500

Borrowing from Heller Financial, Inc. - Term Loan . . . . . .   10,000

Borrowing from Heller Financial, Inc. - Revolvers . . . . . .   17,941

12.5% Senior Subordinated Notes . . . . . . . . . . . . . . .   10,000

Company funds . . . . . . . . . . . . . . . . . . . . . . . .    2,809
                                                               $52,750
Uses of cash:
----------------------------------------------------------------------
Repayment of State of Ohio debt . . . . . . . . . . . . . . .  $ 1,320

Repayment of Bank One Debt, including accrued interest of $43    9,482

Acquisition of 4,570,500 shares from Rutherford and Shelby. .   39,592

Financing and other transaction costs . . . . . . . . . . . .    2,356

                                                               $52,750

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

1.  NATURE  OF  BUSINESS  AND  BASIS  OF  PRESENTATION,  CONTINUED:

The purchase price was further adjusted based on the actual tax liabilities as of the closing date including consideration of any taxes resulting from the distribution of the non-Gradall investments to Messrs. Rutherford and Shelby. Subsequent adjustments to date have not had a material impact on the accompanying financial statements.

Former wholly-owned subsidiaries of ICM, Magna Power and International Consulting Management were transferred to Messrs. Rutherford and Shelby in connection with the Recapitalization described above. For purposes of these consolidated financial statements, this spin-off transaction has been treated as a change in the reporting entity and these entities have been excluded from the accompanying financial statements for all periods presented on the basis that these companies operated in different industries, were autonomous and had only incidental transactions with the Company. Management fees to these former subsidiaries of $288 for the year ended December 31, 1995 are included in the accompanying consolidated statements of income.

The following table summarizes the October 12, 1995 book values of the companies transferred and excluded from these financial statements:

Cash . . . . . . . . .  $   944

Accounts receivable. .    5,976

Inventory. . . . . . .    6,948

Property and equipment    3,350

Other. . . . . . . . .      579
                        -------
                        $17,797
                        =======

Accounts payable . . .  $ 3,229

Accrued liabilities. .    3,044

Debt . . . . . . . . .   10,789

Net assets . . . . . .      735
                        -------
                        $17,797
                        =======

On September 3, 1996, the Company completed an initial public offering in which 2,950,000 shares of common stock were issued for a total sum of $29.5 million. Expenses incurred in connection with the issue approximated $2.6 million. The net proceeds of the offering were used as follows:

Repay outstanding term debt . . .  $ 9,550

Repay subordinate debt. . . . . .   10,000

Redeem preferred stock. . . . . .    2,000

Reduce revolving credit liability    5,379

In connection with the offering, the Company increased the number of its authorized shares of common stock from 2,200 to 18,000,000 and effected a 5,540 to 1 stock split. All applicable share and per share data have been retroactively adjusted for the stock split.

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES:

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may differ from those estimates.

SOURCE OF SUPPLY OF LABOR: Virtually all of the Company's hourly employees are represented by the International Association of Machinists and Aerospace Workers under a three-year contract which expires April 16, 2000.

REVENUE RECOGNITION: The Company's revenue recognition policy is to recognize revenue when products are shipped.

PRODUCT FINANCING: The Company provides its distributors with product financing through agreements with third party financing companies. Such financings include a Wholesale Floor Plan for distributors and a Retail Finance Plan for end-users, each with reduced interest rates subsidized by the Company, and a Rental Plan for distributors.

PRODUCT WARRANTY COSTS: In general, the Company provides warranty on equipment for a period of up to twelve months or for a specified period of use after sale or rental by the distributor. Reserves for estimated warranty costs are established at the time of sale.

INVENTORIES: Inventories are stated at cost not in excess of market value using the last-in, first-out (LIFO) method of inventory costing. Inventory cost includes materials, direct labor, manufacturing overhead, and outside service costs. Market value is determined by comparison with recent purchases or realizable value.

PROPERTY, PLANT AND EQUIPMENT: Expenditures for property, plant and equipment and for renewals and betterments which extend the originally estimated economic lives of assets are capitalized at cost. Expenditures for maintenance and repairs are charged to expense. Items which are sold, retired, or otherwise disposed of are removed from the asset and accumulated depreciation accounts and any gains or losses are reflected in income. The Company's depreciation and amortization methods are as follows:


Description                 Useful Life     Method
--------------------------  -----------  -------------
Machinery and equipment. .   3-10 years  Straight-line

Buildings and improvements  10-24 years  Straight-line

Furniture and fixtures . .   3-10 years  Straight-line

PATENTS: The cost of patents is being amortized on a straight-line basis over the remaining legal life of the patents.

DEFERRED FINANCING COSTS: Costs incurred to obtain financing have been capitalized and are being amortized over the life of the respective financing arrangements.

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED:
INCOME TAXES: The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes arise from reporting certain items of income and expense for tax purposes in a different period than for financial reporting purposes. The principle difference relates to accounting for post-retirement health benefits.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company's financial instruments consist principally of cash, accounts receivable, accounts payable and accrued liabilities in which the fair value of these financial instruments approximates the carrying value. The Company's revolving line of credit provides for periodic changes in interest rates which approximate current rates and therefore, the fair value of the debt approximates carrying value.

RESEARCH AND DEVELOPMENT COSTS: Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $1,722, $1,641 and $1,209 in 1997, 1996 and 1995, respectively. In addition, the Company incurred other engineering expenses relating to new product development (that do not meet the accounting definition of "Research and Development") in the amount of $1,922, $1,440 and $1,295 in 1997, 1996 and 1995, respectively.

STOCK BASED COMPENSATION: The Company accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, no compensation cost has been recognized for its fixed stock option plans. However, the Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," See Note 10 for additional information.

PER SHARE DATA: The Company adopted Statement of Accounting Standards ("SFAS") No. 128, "Earnings Per Share", in the fourth quarter of 1997. The impact of implementing SFAS No. 128 is discussed in Note 14 to the Consolidated Financial Statements.

RECLASSIFICATIONS:    Certain  1996  and 1995 balances have been reclassified to conform  to  the  current  year's  presentation.

3.  INVENTORIES:

Inventories  are  comprised  of:


                    1997     1996
-----------------------------------
Raw materials . .  $   921  $ 1,167

Work in process .   24,739   18,402

Finished goods. .    5,474    7,187
                   -------  -------
                    31,134   26,756

Less LIFO reserve    5,570    5,430
                   -------  -------
Total inventory .  $25,564  $21,326
                   =======  =======

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

4.  PROPERTY,  PLANT  AND  EQUIPMENT:

The  major  classes  of property, plant and equipment are summarized as follows:

                                    1997     1996
---------------------------------------------------
Land. . . . . . . . . . . . . . .  $   513  $   513

Machinery and equipment . . . . .   16,910   14,836

Buildings and improvements. . . .    5,587    5,587

Furniture and fixtures. . . . . .    2,277    1,652

Construction in progress. . . . .    4,109    1,380
                                   -------  -------

                                    29,396   23,968

Less accumulated depreciation . .   14,288   12,433
                                   -------  -------

Net property, plant and equipment  $15,108  $11,535
                                   =======  =======

5.LONG-TERM  DEBT:
Long  term  debt  includes:

                   1997    1996
--------------------------------
Revolving credit  $9,603  $7,291

In 1996, the Company's Loan and Security Agreement with Heller Financial, Inc. was amended and restated as of December 20, 1996. This agreement provides for up to $25 million in revolving loan commitments. There are no aggregate maturities on the revolving loan commitment. Amounts borrowed based on the borrowing base, as defined, may be repaid and reborrowed at any time prior to the earlier of a default or August 31, 1999, the termination date.

The revolving line of credit bears interest at either LIBOR plus 1% or prime minus .50%. At December 31, 1997, the prime rate was 8.5%, LIBOR was 5.97%, and the average annual interest rate in effect for the revolving line of credit was 7.86%. At December 31, 1996, the prime rate was 8.25%, LIBOR was 5.66%, and the average annual interest rate in effect for the revolving line of credit was 9.94%. The Company also pays an unused line fee of 0.25percent per annum.

The terms of the financing agreement contain, among other provisions, restrictions on the level of capital expenditures and various financial ratios, as defined. The financing agreements are collateralized by substantially all the assets of the Company.

6.  LEASE  OBLIGATIONS:

The Company leases certain machinery and equipment under capital leases expiring beginning in the year 1998. The assets and liabilities under capital leases are recorded at the original purchase cost. The assets are depreciated over their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.

In addition, the Company leases certain equipment under operating leases having terms up to 5 years which are for equipment. A number of these leases have renewal options.

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

6.  LEASE  OBLIGATIONS, CONTINUED:

The  following  is  a  summary  of  property  held  under  capital  leases:

                                1997    1996
---------------------------------------------
Machinery and equipment . . .  $1,020  $1,020

Information systems . . . . .     287
                               ------  ------
Total capital leases. . . . .   1,307
Less accumulated depreciation     364     230
                               ------  ------

                               $  943  $  790
                               ======  ======

The following is a summary of future minimum payments under capitalized and operating leases that have remaining noncancelable lease terms in excess of one year at December 31, 1997:

                                        Capital   Operating
                                         Leases     Leases
                                        --------  ----------
Year ending December 31,

1998 . . . . . . . . . . . . . . . . .  $    341  $      117

1999 . . . . . . . . . . . . . . . . .       201          67

2000 . . . . . . . . . . . . . . . . .       247          31

2001 . . . . . . . . . . . . . . . . .                    18

2002 . . . . . . . . . . . . . . . . .                    14
                                        --------  ----------


Total minimum lease payments . . . . .       789  $      247
                                        --------  ==========

Interest . . . . . . . . . . . . . . .        80
                                        --------

Liability under capital lease payments       709

Current portion. . . . . . . . . . . .       297
                                        --------

Long-term capitalized lease obligation  $    412
                                        ========

Rental expense for operating leases amounted to $409, $397, and $319 for the years ended December 31, 1997, 1996 and 1995, respectively.

7.  EMPLOYEE  BENEFIT  PLANS:

PENSION PLANS: Substantially all employees are covered by pension plans which provide for monthly pension payments to eligible former employees who have retired. Prior to March 24, 1997 the Company sponsored two plans, one for members of the collective bargaining unit and one for salaried and other eligible employees.

Benefits paid under the collective bargaining unit plan are based on a benefit multiplier times years of credited service, reduced by benefits under a prior plan. Such prior plan benefits are guaranteed under the terms of group annuity contracts. Benefits paid under the salary plan are based on the greater of a benefit multiplier times years of credited service or a percentage of pre-retirement earnings. Pension costs are funded as actuarially determined and to the extent cash contributions are deductible for federal income tax purposes. The collective bargaining unit plan uses the entry age normal actuarial cost method to determine annual contributions to the plan. The salary plan uses the unit credit actuarial cost method to determine contributions.

Effective March 24, 1997 the Company adopted the IAM National Pension Plan to replace the existing collective bargaining unit plan for future service benefits. The collective bargaining unit plan benefits were frozen and the Company continues to fund the plan for past service benefits. The expense related to funding the IAM National Pension Plan from March 24, 1997 to December 31, 1997 was $254.

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

7.  EMPLOYEE  BENEFIT  PLANS,  CONTINUED:

The components of net periodic pension cost for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                 1997      1996      1995
------------------------------------------------------------
Service cost. . . . . . . . .  $   505   $   693   $   566

Interest cost . . . . . . . .      819       738       644

Actual return of plan assets.   (1,838)   (1,118)   (1,399)

Net amortization and deferral    1,117       532       943

Curtailment under FAS 88. . .       17
                               --------  --------  --------
Total pension cost. . . . . .  $   620   $   845   $   754
                               ========  ========  ========

The  funded status of the plans as of December 31, 1997 and 1996 are as follows:

                                                         1997                    1996
--------------------------------------------------------------------------------------------
                                                Collective               Collective
                                                Bargaining    Salaried    Bargaining  Salaried
                                                Unit Plan       Plan      Unit Plan     Plan
Accumulated benefit obligation:

   Vested . . . . . . . . . . . . . . . . . .  $     6,193   $     3,808  $   5,612   $  3,129

   Nonvested. . . . . . . . . . . . . . . . .          733           372        699        276
                                               ------------  -----------  ----------  --------

                                                     6,926         4,180      6,311      3,405
                                               ============  ===========  ==========  ========

Projected benefit obligation. . . . . . . . .        6,926         5,711      6,311      4,679

Plan assets at fair value, primarily
  stock and bond funds. . . . . . . . . . . .        6,360         4,837      5,213      3,867
                                               ------------  -----------  ----------  --------

Projected benefit obligation in
  excess of plan assets . . . . . . . . . . .          566           874      1,098        812

Unrecognized net asset. . . . . . . . . . . .                                                1

Unrecognized net loss . . . . . . . . . . . .          980           247      1,154        218

Unrecognized prior service cost . . . . . . .                        108         17        118
                                               ------------  -----------  ----------  --------

(Prepaid asset) pension liability
  recognized in other current assets
  and other current liabilities, respectively  $      (414)  $       519  $     (73)  $    475
                                               ============  ===========  ==========  ========

The  actuarial  assumptions  used  were  as  follows:

                                             1997   1996   1995
----------------------------------------------------------------
Discount rate . . . . . . . . . . . . . . .   7.0%   7.5%   7.5%
Rate of increase in compensation levels . .   4.5%   4.5%   4.5%
Expected long-term rate of return on assets   8.5%   8.5%   8.5%

Statement of Financial Accounting Standards No. 87 contains a provision which requires the recognition of a liability (including unfunded accrued pension costs) that is at least equal to the unfunded accumulated benefit obligation
(the excess of the accumulated benefit obligation over the fair value of plan assets). Recognition of an additional minimum liability is required if an unfunded accumulated benefit exists and the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation. The additional minimum liability of $980 and $1,171 at December 31, 1997 and 1996, respectively, has been included in other long-term liabilities and an intangible pension asset of $17 at December 31, 1996 has been in an amount not exceeding the amount of unrecognized prior service cost. The difference between the long-term liabilities and the intangible asset has been reported net of income tax effect within equity.

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

7.  EMPLOYEE  BENEFIT  PLANS,  CONTINUED:

SAVINGS AND INVESTMENT PLAN: Substantially all employees are eligible to participate in a savings and investment plan. The Company sponsors two plans, one for members of the collective bargaining unit and one for salaried and other eligible employees. The plans provide for contributions by employees, through salary reductions, and for a matching contribution by the Company based on a rate determined for each plan year by the Board of Directors of the Company. The plans also provide for a discretionary contribution by the Company.

DEFERRED COMPENSATION PROGRAM: The Company has a deferred compensation program under which certain employees may elect to postpone receipt of a portion of their earnings. The amounts so deferred are deposited in a trust account, but remain assets of the Company. The trustees of the program are officers and a key employee of the Company.

PROFIT SHARING PLAN: The Company maintains a profit sharing plan covering union and salaried employees. The amount of the profit sharing bonus is determined by the Company's return on sales and is calculated based upon the wages of eligible employees.

POST-RETIREMENT BENEFITS: The Company provides eligible retired employees with health care and life insurance benefits. These benefits are provided on a non-contributory basis for life insurance and contributory basis for medical coverage. Currently, the Company does not pre-fund these benefits.

The components of periodic net post-retirement benefit cost for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                            1997    1996    1995
-----------------------------------------------------------------
Service cost. . . . . . . . . . . . . . .  $  584  $  539  $  393
Interest cost . . . . . . . . . . . . . .   1,232   1,143   1,098
Amortization of loss. . . . . . . . . . .      34      17
                                           ------  ------  ------
Net periodic post retirement benefit cost  $1,850  $1,699  $1,491
                                           ======  ======  ======

The following table displays the plans' funded status at December 31, 1997 and 1996 based on the most recent actuarial analysis at December 31, 1997 and 1996:

                                                      1997      1996
----------------------------------------------------------------------
  Accumulated post-retirement benefit obligations:

  Retirees . . . . . . . . . . . . . . . . . . . .  $ 8,586   $ 7,155

  Fully-eligible active plan participants. . . . .    4,371     4,401

  Other active plan participants . . . . . . . . .    5,917     4,959
                                                    --------  --------

Total. . . . . . . . . . . . . . . . . . . . . . .  $18,874   $16,515
                                                    ========  ========

Plan assets at fair value. . . . . . . . . . . . .  $     -   $     -

Accumulated post-retirement benefit obligation
  in excess of assets. . . . . . . . . . . . . . .   18,874    16,515

Unrecognized net actuarial loss. . . . . . . . . .   (3,155)   (1,911)
                                                    --------  --------

Accrued post-retirement benefit cost . . . . . . .  $15,719   $14,604
                                                    ========  ========

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

7.  EMPLOYEE  BENEFIT  PLANS,  CONTINUED:

For measuring the expected Post-Retirement Benefit Obligation, an 8% annual rate increase in the per capita cost of covered health care benefits was assumed for 1997. This rate was assumed to decrease to 5.0% by 2011 and remain constant thereafter. The weighted average discount rate used in determining the Accumulated Post-retirement Benefit Obligation was 7.0% and 7.5% respectively at December 31, 1997 and 1996.

If  the  health  care  cost  trend  rate  were  increased  1%,  the  Accumulated
Post-Retirement Obligation as of December 31, 1997 would have increased by $2,627 and the effect of this change on the aggregate of service and interest costs for 1997 would be an increase of $157 and $155, respectively.

8.  INCOME  TAXES:

The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 consisted of the following:

                               1997    1996     1995
------------------------------------------------------
Federal. . . . . . . . . . .  $6,327  $3,433  $ 3,888

State. . . . . . . . . . . .   1,105     642      849

Deferred . . . . . . . . . .     264     806   (1,057)
                              ------  ------  --------

                               7,696   4,881    3,680

Tax effect of extraordinary
  item (shown separately). .             622
                              ------  ------  --------

                              $7,696  $5,503  $ 3,680
                              ======  ======  ========

The Company's effective tax rate differed from the federal statutory rate as follows:

                                 1997   1996    1995
-----------------------------------------------------
Federal statutory rate. . . . .  35.0%  35.0%   34.0%
Effect of state and local taxes   3.7%   3.6%    4.8%
Change in tax liability . . . .     -      -   (3.0)%
Other . . . . . . . . . . . . .   0.4%   1.4%      -
                                 -----  -----  ------
                                 39.1%  40.0%   35.8%
                                 =====  =====  ======

The components of the net deferred tax benefits (liabilities) as of December 31, 1997 and 1996 were as follows:

                                         1997      1996
---------------------------------------------------------
Current:

   Inventories. . . . . . . . . . . .  $  (705)  $  (762)

   Accrued expenses . . . . . . . . .    1,628     1,882

   Other. . . . . . . . . . . . . . .     (181)       31
                                       --------  --------

                                       $   742   $ 1,151
                                       ========  ========
Long-term:

   Basis of property and equipment. .  $(1,618)  $(1,393)

   Post-retirement benefits liability    6,420     5,964

   Accrued expenses . . . . . . . . .      600       686
                                       --------  --------

                                       $ 5,402   $ 5,257
                                       ========  ========

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

8.  INCOME  TAXES,  CONTINUED:

The sources of timing differences and the related deferred tax effects were as follows:

                                     1997    1996     1995
------------------------------------------------------------
Accrued expenses . . . . . . . . .  $ 340   $ 970   $  (577)
Post-retirement benefits liability   (456)   (318)     (308)
Depreciation . . . . . . . . . . .    225     212        84
Inventory. . . . . . . . . . . . .    (57)    (52)       20
Other. . . . . . . . . . . . . . .    212      (6)     (276)
                                    ------  ------  --------
                                    $ 264   $ 806   $(1,057)
                                    ======  ======  ========

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

9.  PREFERRED  STOCK:

The Company is authorized to issue shares of Series A preferred stock in which each share has one vote with a fixed aggregate of 12% of the total vote. The holders of this preferred stock will vote together with the holders of the Company's common stock on all matters submitted to the Company's stockholders. Holders may require the Company to redeem preferred shares proportionately to any reduction in shares held by MLGA Fund II, L.P. At December 31, 1997 and 1996 no Series A preferred stock was outstanding.

The Board of Directors is authorized, subject to any limitations prescribed by law, to issue preferred stock in one or more classes or series and to fix the designations, voting powers, preferences, rights, qualifications, limitations or restrictions of any such class or series, including dividend rights, dividend rates, redemption prices and terms, conversion rights and liquidation preferences of each class or series of Preferred Stock, without any further vote or action by the stockholders of the Company.

10.  STOCK  OPTIONS:

On October 13, 1995, the stockholders approved a qualified incentive stock option program under which 315,226 shares of the Company's common stock are reserved for grants to key employees (The "1995 Stock Option Plan"). The option price is to be determined by the Board, but may not be less than 100% of the fair market value of the Company's common stock at the time of the grant and options must be exercised within ten years from the date of grant. The options vest and become excercisable in three annual installments commencing on the first anniversary of the date of the grant. On June 3, 1997, the stockholders approved an amendment to the 1995 Stock Option Plan increasing the number of shares of the Company's common stock reserved for grants under the program to 515,226.

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

10.  STOCK  OPTIONS,  CONTINUED:

The following summarizes the changes in the number of Common Shares under option:

(Options in thousands)                         1997           1996      1995
-----------------------------------------------------------------------------
Options outstanding at beginning of year.           278           132       -
Options granted during the year . . . . .           237           151     132
Options exercised during the year . . . .            (1)            -       -
Options canceled during the year. . . . .             -            (5)      -
                                           -------------  ------------  -----
Options outstanding at end of year. . . .           514           278     132
                                           =============  ============  =====
Option price range per share. . . . . . .  $2.71-$13.75   $2.71-$6.32   $2.71

The Company's current option plans, which provide for a total of 514 options, have no options remaining for future grants at December 31, 1997.

The ranges of exercise prices and the remaining contractual life of options as of December 31, 1997 were:

-----------------------------------------  -----  -----  ---------
Range of exercise prices: . . . . . . . .  $2.71  $6.32  $12-13.75
-----------------------------------------  -----  -----  ---------
Options outstanding in thousands:
  Outstanding as of
    December 31, 1997 . . . . . . . . . .    132   14.5        237
  Weighted-average remaining contractual
    life (in years) . . . . . . . . . . .   7.78   8.30       9.45
  Weighted-average exercise price . . . .  $2.71  $6.32  $   13.47
Options exerciseable in thousands:
  Outstanding as of December 31, 1997 . .     88     10          -
  Weighted-average remaining
    contractual life (in years) . . . . .   7.78   8.30       9.45
  Weighted-average exercise price . . . .  $2.71  $6.32  $   13.47

On August 15, 1996, an unqualified stock option for 10,000 shares of common stock was granted to a director at the exercise price of $2.71.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for an employee stock option or similar equity instrument. The statement does, however, allow an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued To Employees."

In 1996, the Company adopted provisions of SFAS No. 123 by providing disclosures of the pro forma effect on net income and earnings per share that would result if the fair value compensation element were to be recognized as expense. The following table shows the pro forma earnings and earnings per share for 1997, 1996 and 1995 along with significant assumptions used in determining the fair value of the compensation amounts.

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

10.  STOCK  OPTIONS,  CONTINUED:

                                 1997        1996       1995
---------------------------------------------------------------
Pro forma amounts:

Net income . . . . . . . . .  $   11,777   $  7,242   $   6,603

Earnings per share (basic) .  $     1.32   $   1.04   $    1.17
Earnings per share (diluted)  $     1.31   $   1.03   $    1.17


Assumptions:

Dividend yield . . . . . . .           0          0           0

Expected volatility. . . . .       36.75%     34.46%    35.01 %

Risk free interest rate. . .   6.20-6.73%      6.30%    5.70  %

Expected lives . . . . . . .     4 years    4 years     4 years

During fiscal years 1997, 1996 and 1995 the weighted average grant-date fair value of options granted was $5.08, $2.31 and $0.98 per share, respectively.

11.  CONTINGENCIES:

The Company is involved in certain claims and litigation related to its operations. Based upon the facts known at this time, management is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

12.  PRO  FORMA  INFORMATION:

Net income and net income per share are presented below as if the 1995 Recapitalization, the issuance of shares of common stock pursuant to the initial public offering and the application of the net proceeds thereof to the reduction in debt, all had occurred as of January 1, 1995.

                                                        1996         1995
-----------------------------------------------------------------------------
Net income as reported. . . . . . . . . . . . . . .  $    7,313   $    6,607

Extraordinary charge. . . . . . . . . . . . . . . .         973

Reduction in interest expense using an average
  interest rate of 8.2% including the elimination
  of amortization of deferred financing costs . . .       2,013          434

Increase in income taxes related to the pro
  forma adjustments . . . . . . . . . . . . . . . .        (763)        (180)
                                                     -----------  -----------

Pro forma net income. . . . . . . . . . . . . . . .  $    9,536   $    6,861
                                                     ===========  ===========

Average shares outstanding as if the initial public
  offering had occurred on January 1, 1995. . . . .   8,939,294    8,939,294

Pro forma net income per share. . . . . . . . . . .  $     1.07   $      .77

13.  EXTRAORDINARY  ITEM:

The early repayment of the term debt and subordinated debt with the proceeds of the initial public offering resulted in the write-off of $723 of deferred financing costs and unamortized discount on the subordinated debt of $872 which have been accounted for as an extraordinary charge resulting from early extinguishment of debt net of applicable income taxes of $622. Total income before taxes after consideration of these extraordinary expenses amounted to $12,194 for the year ended December 31, 1996.

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

14.  EARNINGS  PER  SHARE:

In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which modifies the calculation of earnings per share. The Standard replaces the previous presentation of primary and fully diluted earnings per share to basic and diluted earnings per share.

Basic earnings per share excludes dilution and is computed by dividing income by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilution of common stock equivalents, and is computed similary to fully diluted earnings per share pursuant to Accounting Principals Board Opinion 15. All prior periods presented have been restated to reflect this adoption.

                                                   1997        1996        1995
----------------------------------------------------------------------------------
Basic earnings per share
  Income before extraordinary item . . . . . .  $   11,991  $    8,286  $    6,607

  Net income . . . . . . . . . . . . . . . . .  $   11,991  $    7,313  $    6,607

Weighted average shares outstanding and used
  in calculation of basic earnings per share .   8,939,605   6,956,507   5,637,244

Earnings per share
  Income before extraordinary item . . . . . .  $     1.34  $     1.19  $     1.17
                                                ==========  ==========  ==========
  Earnings applicable to common shares . . . .  $     1.34  $     1.05  $     1.17
                                                ==========  ==========  ==========

Diluted earnings per share
  Income before extraordinary item . . . . . .  $   11,991  $    8,286  $    6,607

  Net income . . . . . . . . . . . . . . . . .  $   11,991  $    7,313  $    6,607

Weighted average shares outstanding and used
  in calculation of diluted earnings per share   9,013,760   7,003,200   5,637,244

Earnings per share
  Income before extraordinary item . . . . . .  $     1.33  $     1.18  $     1.17
                                                ==========  ==========  ==========
  Earnings applicable to common shares . . . .  $     1.33  $     1.04  $     1.17
                                                ==========  ==========  ==========

Commom shares
  Weighted average number of shares used
    in calculating basic earnings per share. .   8,939,605   6,956,507   5,637,244

Shares issuable upon exercise of stock options
  based on average market prices . . . . . . .      74,155      46,693           -
                                                ----------  ----------  ----------

Weighted average number of shares used in
  calculation of diluted earnings per share. .   9,013,760   7,003,200   5,637,244
                                                ==========  ==========  ==========

                            Gradall Industries, Inc.

                                     Notes
                                       to
                                  Consolidated
                                    Financial
                                   Statements
                                   (continued)
                             (dollars in thousands)

15.  SELECTED  SUMMARY  QUARTERLY  DATA  (UNAUDITED):

                                                          QUARTERS ENDED(2)
                                            1996                                       1997
                         -----------------------------------------  -----------------------------------------
                          MAR. 31,  JUN. 30,   SEP. 30,   DEC.31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                         ---------  ---------  --------  ---------  ---------  ---------  ---------  --------
Net Sales . . . . . . .  $  34,137  $  35,499  $ 35,205  $  36,068  $  35,910  $  38,356  $  40,310  $ 44,083

Gross Profit. . . . . .      7,670      8,313     8,264      8,564      8,618      9,267      9,814    10,297

Operating Income. . . .      4,155      4,368     4,574      4,818      4,674      4,735      5,310     5,921

Income Before . . . . .      1,834      1,692     2,095      2,665      4,363      4,231      5,250     5,843
  Extraordinary Item

Net Income. . . . . . .      1,834      1,692     1,122      2,665      2,657      2,577      3,199     3,558


Earnings Per
  Share Before
  Extraordinary Item(1)
Basic . . . . . . . . .  $     .31  $     .28  $    .30  $     .30  $     .30  $     .29  $     .36  $    .40
Dilutive. . . . . . . .  $     .31  $     .28  $    .30  $     .30  $     .30  $     .29  $     .35  $    .39

Earnings Per
  Share After
  Extraordinary Item(1)
Basic . . . . . . . . .  $     .31  $     .28  $    .16  $     .30  $     .30  $     .29  $     .36  $    .40
Dilutive. . . . . . . .  $     .31  $     .28  $    .16  $     .30  $     .30  $     .29  $     .35  $    .39

(1):  Based  on  average  shares  outstanding  during  the  quarter.
(2):  The  sum  of  each  years  quarterly  data  may  not  equal  the  total  year results due to rounding.

                            Gradall Industries, Inc.

                                   Report of
                                   Independent
                                   Accountants

To  the  Board  of  Directors  and  Stockholders  of  Gradall  Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Gradall Industries, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gradall Industries, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                  /S/ Coopers & Lybrand L.L.P.
                                                  ----------------------------
                                                  Coopers  &  Lybrand  L.L.P.

Cleveland,  Ohio
February  23,  1998

                                   Report of
                                   Management

To  the  Board  of  Directors  and  Stockholders  of  Gradall  Industries, Inc.

     The Company maintains accounting and related internal control systems which are intended to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce records necessary for the preparation of financial information. There are limits inherent in all systems of internal control, and the cost of the systems should not exceed the expected benefits. Through recommendations from its independent accountants the Company periodically reviews these systems and controls and compliance therewith.

     The Audit Committee of the Board of Directors, comprised entirely of nonemployee directors, meets with management, and the independent accountants to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent accountants have full and free access to the Audit Committee and may have discussions regarding appropriate matters, with and without the presence of management.

     The primary responsibility for integrity of financial information rests with management. Certain valuations contained herein result, of necessity, from estimates and judgments of management, actual results could differ from these estimates. The accompanying consolidated financial statements, notes thereto and other related information were prepared in conformity with generally accepted accounting principles applied on a consistent basis.

      /S/Barry  L.  Phillips          /S/  Bruce  A.  Jonker
      ----------------------          ----------------------
      Barry  L.  Phillips             Bruce  A.  Jonker
      President  and                  Vice  President,
      Chief  Executive  Officer       Chief Financial Officer and Treasurer

                            Gradall Industries, Inc.

                            Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

The following discussion of results of operations and financial condition is based upon and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, the Selected Financial Data and other financial data appearing elsewhere herein.

GENERAL

Gradall Industries operates in two segments of the construction equipment market. Historically, the majority of the Company's revenues has been generated by the sale of telescopic boom excavators and related parts, while sales of rough-terrain variable reach material handlers and related parts accounted for the balance of the revenues. Beginning in 1995, and continuing through 1996 and 1997, the Company's product mix shifted and sales of material handlers exceeded sales of excavators. The growth of Gradall's material handler business reflects the strong growth of the material handler market and Gradall's continued market share of approximately 16%. Gradall's excavator business has grown with the increased sales of the Company's XL Series of excavators and the introduction of new products in new markets.

The Company's consolidated net sales grew from $118.4 million in 1995 to $158.7 million in 1997, an increase of $40.3 million or 15.8% per annum. This increase is largely due to significant growth in the rough-terrain variable reach material handler market and to the increasing penetration of the excavator market by the Company's XL Series of excavators. Of the $40.3 million total increase of net sales, $31.7 million or 78.7% reflects growth in the Company's material handlers business (including related service parts), and $8.6 million or 21.3% relates to the growth of its excavator business (including related service parts).

From 1995 to 1997, sales of material handlers grew from $52.9 million to $84.0 million representing an increase of 26.0% per annum. This growth is due to the overall growth in the market for material handlers and to an increase in demand for the Company's material handlers. Over the same period, the rough-terrain variable reach material handler market has grown at an overall rate of 32% per annum. This dynamic industry growth is due to new applications, increased rental demand and displacement of straight-mast forklifts and small rough-terrain cranes.

From 1995 to 1997, sales of excavators grew from $49.2 million to $57.4 million, representing an increase of 8.0% per annum. This growth is due to the success of the Company's XL Series excavators which strengthened Gradall's competitive position in the market for conventional crawler excavators. Approximately 75% of excavator units sold by the Company in 1997 were XL Series models. In May 1997, Gradall shipped its first production units of the new XL 2200 excavator in the 12-14 ton size class. The Company believes that this new model is well-positioned to take advantage of growth in the niche market for smaller, more versatile high-pressure excavators.

The Company manufactures and markets service parts for its excavators and material handlers. Sales of service parts grew from $14.8 million in 1995 to $17.3 million in 1997, representing an increase of 8.1% per annum. Approximately 72% of service parts sales are related to the excavator product line.

                            Gradall Industries, Inc.

                            Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

Net income was reduced by an extraordinary charge of $1.0 million, net of taxes, in 1996 due to the write off of unamortized deferred financing costs and the discount on subordinated debt resulting from the repayment of indebtedness from the proceeds of the Company's initial public offering of common stock.

RESULTS  OF  OPERATIONS

The following table sets forth, for the periods indicated, items in the Company's income statements as a percentage of net sales for the periods indicated(1):

                                   FOR THE YEARS ENDED DECEMBER 31,
                                        1995    1996    1997
-------------------------------------------------------------
Net Sales:

  Excavators. . . . . . . . . . . . .   41.5%   39.1%   36.2%

  Material handlers . . . . . . . . .   45.3    50.0    52.9

  Service parts . . . . . . . . . . .   13.2    10.9    10.9
                                       ------  ------  ------

Total net sales . . . . . . . . . . .  100.0%  100.0%  100.0%

Cost of sales . . . . . . . . . . . .   78.2    76.7    76.1
                                       ------  ------  ------

  Gross profit. . . . . . . . . . . .   21.8    23.3    23.9

Research and development and product
  engineering costs . . . . . . . . .    2.1     2.2     2.3

Selling general and
   administrative expenses. . . . . .    8.9     8.4     8.6
                                       ------  ------  ------

Operating income. . . . . . . . . . .   10.8    12.7    13.0

Other expense:

  Interest expense. . . . . . . . . .    1.4     2.2     0.4

  Other, net. . . . . . . . . . . . .    0.7     0.7     0.2
                                       ------  ------  ------

Income before
  income taxes and extraordinary item    8.7     9.8    12.4

Income tax provision. . . . . . . . .    3.1     3.9     4.9
                                       ------  ------  ------

Income before
  extraordinary item. . . . . . . . .    5.6%    5.9%    7.6%
                                       ======  ======  ======

(1)  The  sum  in  any column may not equal the indicated total due to rounding.

RESULTS  OF  OPERATIONS  FISCAL  1997  COMPARED  TO  FISCAL  1996

Net sales. Net sales were $158.7 million for fiscal 1997, an increase of $17.8 million or 12.6% compared to $140.9 million for fiscal 1996. The increase in net sales was attributed to a material increase in unit volume of material handlers and excavators and a moderate increase in sales volume of service parts. The introduction of the new excavator models XL 2200 and XL 2210 in 1997 assisted in the excavator unit increase. Price increases affecting all three product lines had a modest favorable impact. Net sales of excavators were $57.4 million for fiscal 1997, an increase of $2.3 million or 4.1% compared to $55.1 million for fiscal 1996. Net sales of material handlers were $84.0 million for fiscal 1997, an increase of $13.6 million or 19.3% compared to $70.4 million for fiscal 1996, Net sales of service parts was $17.3 million for fiscal 1997, an increase of $1.9 million or 12.3% compared to $15.4 million for fiscal 1996. Although the Company expects net sales to increase in the future, it anticipates that the rate of growth, especially with respect to sales of material handlers, will not continue at the rate of growth experienced in 1997.

                            Gradall Industries, Inc.

                            Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

Gross Profit. Gross profit amounted to $38.0 million for fiscal 1997, an increase of $5.2 million or 15.8% compared to $32.8 million for fiscal 1996. Gross profit as a percentage of net sales increased to 24.0% for fiscal 1997 from 23.3% for fiscal 1996, primarily due to improved production efficiencies and the economics of higher production volume.

Research and Development and Product Engineering Costs. Research and development and product engineering cost was $3.6 million for fiscal 1997, an increase of $0.6 million or 18.3% compared to $3.1 million for fiscal 1996. The increase is due to the addition of engineering personnel to support new product development.

Selling, General and Administrative. SG & A expense was $13.7 million for fiscal 1997, an increase of $1.9 million or 16.1% compared to $11.8 million for fiscal 1996. This increase is attributed to the addition of marketing field sales and service representatives to improve service to the distributor organization. In addition the higher unit volume of shipments in fiscal 1997 increased the interest expense for dealer floor plan and retail subsidy above the 1996 expense level.

Interest Expense. Interest expense was $0.7 million for fiscal 1997, a decrease of $2.4 million or 77.6% compared to $3.1 million for fiscal 1996. This reduction is the result of the application of the net proceeds of the Company's initial public offering to reduce outstanding indebtedness on September 3, 1996.

Other. Other expense was $0.3 million for fiscal 1997, a decrease of $0.8 million or 74.8% compared to $1.0 million in fiscal 1996. In 1996 other expense included a charge of $0.8 million for settlement of a distributor litigation.

Income Tax Provision. Income tax expense was $7.7 million for fiscal 1997, an increase of $2.2 million or 39.9% compared to $5.5 million for fiscal 1996, and representing an effective tax rate of 39.1% in 1997 and 39.9% in 1996.

Extraordinary Item. An extraordinary charge of $1.0 million, net of taxes, related to early extinguishment of senior and subordinated debt was incurred in September 1996 to write off unamortized deferred financing costs and the discount on subordinated debt which was paid off with proceeds from the Company's initial public offering on September 3, 1996.

Net Income. Net income was $12.0 million for fiscal 1997, an increase of $4.7 million or 64.0% compared to $7.3 million for fiscal 1996. This increase results from the higher level of sales in fiscal 1997 generating increased operating margins and reduced debt from the 1996 initial public offering lowering interest expense.

Diluted Earnings Per Share After Extraordinary Item. Earnings per share after extraordinary item were $1.33 for fiscal 1997, a increase of $0.29 or 27.9% from $1.04 for fiscal year 1996, reflecting the $4.7 million increase in net income described above.

                            Gradall Industries, Inc.

                            Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

RESULTS  OF  OPERATIONS  FISCAL  1996  COMPARED  TO  FISCAL  1995

Net Sales. Net sales were $140.9 million for fiscal 1996, an increase of $22.5 million or 19.0% compared to $118.4 million for fiscal 1995. The increase in net sales was substantially attributable to a significant increase in unit volume of material handlers and a moderate increase in unit volume of excavators. Price increases affecting both product lines had a modest favorable impact. Net sales of excavators were $55.1 million for fiscal 1996, an increase of $5.9 million or 12.0% compared to $49.2 million for fiscal 1995. Net sales of material handlers were $70.4 million for fiscal 1996, an increase of $16.8 million or 31.3% compared to $53.6 million for fiscal 1995. Net sales of service parts were $15.4 million for fiscal 1996, a decrease of $0.2 million or 1.2% compared to $15.6 million for fiscal 1995. In 1995 $0.6 million of the $15.6 million in service parts net sales was revenue associated with a one-time military subcontract.

Gross Profit. Gross profit amounted to $32.8 million for fiscal 1996, an increase of $7.0 million or 27.2% compared to $25.8 million for fiscal 1995. Gross profit as a percentage of net sales increased to 23.3% for fiscal 1996 from 21.8% for fiscal 1995, primarily due to improved production efficiencies and the economies of higher production volume.

Research and Development and Product Engineering Costs. Research and development and product engineering cost was $3.1 million for fiscal 1996, an increase of $0.6 million or 23.0% compared to $2.5 million for fiscal 1995. The increase is due to the addition of engineering personnel to support new product development.

Selling, General and Administrative. SG & A expense was $11.8 million for fiscal 1996, an increase of $1.3 million or 12.5% compared to $10.5 million for fiscal 1995. The increase is due to expenses related to the 1996 Con Expo, a major trade show held every three years, increased dealer floor plan interest and retail subsidy tied to the increased sales volume, and higher legal expenses in connection with the settlement of litigation.

Interest Expense. Interest expense was $3.1 million for fiscal 1996, an increase of $1.5 million or 89.3% compared to $1.6 million for fiscal 1995. This increase in interest expense was due to increased borrowings in connection with the recapitalization which occurred on October 13, 1995. Fourth quarter 1996 interest was reduced as a result of the application of the net proceeds of the Company's initial public offering to reduce outstanding indebtedness.

Income Tax Provision. Income tax expense was $5.5 million for fiscal 1996, an increase of $1.8 million or 49.5% compared to $3.7 million for fiscal 1995, and represented an effective tax rate of 39.9% in 1997 and 35.8% in 1996.

Extraordinary Item. An extraordinary charge of $1.0 million, net of taxes, related to early extinguishment of senior and subordinated debt was incurred in September 1996 to write off unamortized deferred financing costs and the discount on subordinated debt which was paid off with the proceeds from the Company's initial public offering on September 3, 1996.

                            Gradall Industries, Inc.

                            Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

Net  Income.   Net Income was $7.3 million for fiscal 1996, an increase of $0.7 million or 10.7% compared to $6.6 million for fiscal 1995. The higher level of sales in fiscal 1996 generated higher operating margins which were partially offset by the additional interest cost related to the debt incurred with the 1995 Recapitalization and the extraordinary charge.

Diluted Earnings Per Share After Extraordinary Item. Earnings per share after extraordinary item were $1.04 for fiscal 1996, a decrease of $0.13 or 11.1% from $1.17 for fiscal year 1995, principally as a result of the extraordinary charge described above and a higher number of shares outstanding after the initial public offering.

LIQUIDITY  AND  CAPITAL  RESOURCES

In September, 1996 Gradall completed the initial public offering of 2,950,000 newly issued shares of common stock at $10.00 per share. As part of the offering, existing shareholders sold 1,075,000 shares of common stock including the shares received upon exercise of all the warrants issued in connection with the 1995 Recapitalization. The $26.9 million of net proceeds to the Company were used to redeem $2 million in preferred stock, to repay in full $10.0 million in subordinated debt and $9.6 million in senior term debt, and to reduce the Company's revolving credit borrowings by $5.4 million. As a result of the application of the proceeds from the initial public offering, Gradall incurred an after tax extraordinary charge in the fourth quarter of 1996 of $973,000 net of $622,000 of income tax benefits, to write off unamortized discount and deferred financing charges related to the warrants and the repayment of indebtedness.

The Company has funded its operations primarily with cash generated from operations. The Company generated net cash from operating activities of $3.4 million in 1997 compared to $7.7 million for 1996. Net cash from operating activities for 1997 resulted from $12.0 million of net income and $3.4 million of non-cash charges to income, primarily depreciation and post retirement benefit transition obligation, which were reduced by $12.0 million of net cash used by changes in operating assets and liabilities, primarily a $8.4 million increase in accounts receivable due to strong shipments in the fourth quarter. Net cash from operating activities for 1996 resulted from $7.3 million of net income, $4.2 million of non-cash charges to income primarily depreciation and the write off of $1.6 million deferred financing and reduced by $3.8 million from changes in operating assets and liabilities, primarily a $4.7 million increase in accounts receivable.

Net cash used by investing activities, consisting of purchases of property and equipment, was $5.3 million in 1997 and $2.2 million in 1996. These capital expenditures were incurred primarily in connection with the Company's multi-year program to increase production efficiencies, labor productivity and the output of the Company's manufacturing facility through investments in new capital equipment. The Company's capital investments in 1997 under this program totaled $5.3 million which were funded by cash from operations and borrowings from available credit facilities. Management expects to invest approximately $6.5 million of additional capital in 1998 for improvements under the multi-year program which will also be funded from internally generated cash flow.

                            Gradall Industries, Inc.

                            Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

On December 20, 1996, the Company's revolving credit facility was amended. The facility was increased to $25 million and the maturity date was extended to August 31, 1999. Borrowings under the revolving credit facility are limited by a borrowing base, which is based on the value of the Company's inventory and receivables from time to time. At December 31, 1997, borrowings under the revolver totaled $9.6 million and $15.4 million was available under the facility. Outstanding balances under the amended facility generally bear interest at the Company's choice of either LIBOR plus 1% or prime minus 0.5%.
On December 31, 1997, the average annual interest rate under the facility was 7.86%. The Company is not required to make any principal repayments of the amount outstanding under the facility until August 31, 1999.

Borrowings under the amended credit facility are collateralized principally by the Company's inventory and receivables. The amended facility continues to require the Company to maintain various financial ratios and defined levels of tangible net worth and to restrict asset acquisitions and dispositions, additional indebtedness and certain payments, including cash dividends.

A  substantial  amount  of the Company's working capital is invested in accounts
receivable  and  inventories.    The  Company  periodically  reviews  accounts
receivable for noncollectability and inventories for obsolescence and establishes allowances that it believes are appropriate. In addition, the Company continuously monitors the level of its purchase orders for raw materials and correlates these orders, and its inventory balances of various raw materials, to its current production schedule. To avoid shortages of raw materials during periods of increased demand, the Company may from time to time increase its level of purchases to meet its anticipated future level of production.

The Company believes that cash flow from operations together with funds available under its amended credit facility will be adequate to fund its working capital and capital expenditure requirements for the foreseeable future.

IMPACT  OF  THE  "YEAR  2000  ISSUE"

The "Year 2000 Issue" is the result of computer systems that were programmed in prior years using a two-digit representation for the year. Consequently, in the year 2000, date-sensitive computer programs may interpret the date "00" as 1900 rather than 2000. The Company's operating units have completed an initial assessment of the systems affected by the Year 2000 Issue, and are formulating action plans to correct or replace these programs by a target date of September 30, 1999.

The Company will be required to modify or replace several internally developed software packages along with purchased software packages used internally. The Company will use internal resources to modify programs, and will upgrade where necessary packaged . Estimates of the total remaining cost of the year 2000 project have not yet been finalized, but are not expected to have a material adverse effect on future operating results or cash flows.

INFLATION

The overall impact of the low rate of inflation in recent years has had no significant impact on the Company.

                            Gradall Industries, Inc.

                                   Accounting
                                 Pronouncements

ACCOUNTING  PRONOUNCEMENTS
In March 1995, The Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for the year ended December 31, 1996. The adoption of SFAS No. 121 had no impact on the Company's financial position or results of operations.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company adopted this standard's disclosure only provisions for the year ended December 31, 1996. The adoption of this standard had no impact on the Company's financial position or results of operation.

In March 1997, the FASB issued SFAS No. 128, "Earnings Per Share," effective for the periods ending after December 15, 1997. The Company adopted Statement of Accounting Standards ("SFAS") No. 128, "Earnings Per Share" in the fourth quarter of 1997. The impact of implementing SFAS No. 128 is discussed in Note 14 to the Consolidated Financial Statements.

In March 1997, the FASB also issued SFAS No. 129, "Disclosure of Information about Capital Structure," effective for fiscal years ending after December 15, 1997. The adoption of SFAS No. 129 had no impact on the Company's consolidated financial statements.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," both effective for fiscal years beginning after December 15, 1997. The Company is currently studying the provisions of these SFAS's and has not adopted such provisions in its December 31, 1997 consolidated financial statements.

CAUTIONARY  STATEMENT

This report and the foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations contains various "forward looking statements" within the meaning of Section 27A of the Secutities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's Annual Report to Shareholders, any Report on Form 10-K, 10-Q or Form 8-K or any other written or oral statements made by or on behalf of the Company may include forward looking statements. Forward looking statements represent the Company's expectations or beliefs concerning future events. Any forward looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements.

Undo reliance should not be placed on any forward looking statements made by or on behalf of the Company as such statements speak only as of the date made. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, the occurrence of future events or otherwise.

                            Gradall Industries, Inc.

                                       The
                                    Company's
                                      Stock

MARKET  FOR  REGISTRANT'S  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "GRDL." The following table sets forth, for the periods indicated, the high and low last trade price per share of the Common Stock as reported on the Nasdaq National Market.


                    Year Ended       Year Ended(1)
                December 31, 1997  December 31, 1996
                -----------------  -----------------
                  High     Low      High       Low
First Quarter.  $16 1/4  $     12        -         -
Second Quarter   16 1/4        12        -         -
Third Quarter.   17 3/8    14 3/4  $11 7/8  $     10
Fourth Quarter   16 7/8        15   13 5/8    10 3/4

(1)  Trading  Commenced  on  August  28,  1996.
   As  of February 27, 1998, there were 129 record  holders of the Common Stock.

The Company has not paid any cash dividends to shareholders. The declaration of any cash or stock dividends will be at the discretion of the Board of Directors, and will depend upon earnings, capital requirements and the financial position of the Company, general economic conditions and other pertinent factors. At this time, the Company does not intend to pay any cash dividends in the foreseeable future. Management intends to reinvest earnings, if any, in the development and expansion of the Company's business for an indefinite period of time. The Company's credit facility restricts the payment of dividends.

                            Gradall Industries, Inc.

                                    General
                                   Information


DIRECTORS
---------------------------------------------------------------------------------------------
SANGWOO AHN                                   PERRY J. LEWIS
Chairman of the Board                         Founding Partner, Morgan Lewis Githens & Ahn
Founding Partner, Morgan Lewis Githens & Ahn
                                              WILLIAM C. UGHETTA, JR.
BARRY L. PHILLIPS                             Managing Director, Long Point Capital
President and Chief Executive Officer,
Gradall Industries, Inc.                      JACK D. RUTHERFORD
                                              Chairman of the Board, and Chief Executive
DAVID S. WILLIAMS                             Officer Emeritus, The Gradall Company
Vice President, Marketing and Sales,
Gradall Industries, Inc.                      ERNEST GREEN
                                              FOUNDER, President and Chief Executive Officer,
JOHN A. MORGAN                                EGI, Inc.
Founding Partner, Morgan Lewis Githens & Ahn



COMMITTEES
---------------------------------------------------------------------------------------------
Compensation Committee                        Audit Committee
Sangwoo Ahn - Chairman                        William C. Ughetta, Jr. - Chairman
Jack D. Rutherford                            Ernest Green
Barry L. Phillips                             Jack D. Rutherford

                            Gradall Industries, Inc.

                                    General
                                   Information


OFFICERS  AND  SENIOR  MANAGERS
--------------------------------------------------------------------------------------
Barry L. Phillips                            Joseph H. Keller
President and Chief Executive Officer        Vice President, Engineering and Secretary

David S. Williams                            James C. Cahill
Vice President, Marketing and Sales          Vice President, Manufacturing

Bruce A. Jonker
Vice President, Chief Financial Officer and
Treasurer

STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------------
Annual meeting                               Stock exchange
Sheraton Airport Hotel                       Gradall Industries, Inc. common stock
5300 Riverside Drive                         is traded under the symbol GRDL and
Cleveland, Ohio                              is listed on the NASDAQ National
                                             Market.
May 20, 1998 at 10:00 am EDT
                                             Form 10-K or Investor information
Transfer agent and registrar                 Bruce A. Jonker
Chase Mellon Shareholders Services           Vice President, Chief Financial Officer
85 Challenger Road                           Gradall Industries, Inc.
Overpeck Centre                              406 Mill Ave. SW
Ridgefield Park, NJ 07660                    New Philadelphia, Ohio 44663
                                             Phone 330-339-8374
Phone Toll-Free 1-800-756-3353               Fax 330-339-8317

                            Gradall Industries, Inc.

                                    GRADALL
                                    REPLICAS

                       COLLECTOR-QUALITY,  SCALE  MODELS

Scale model replicas of three famed Gradall construction machines, authorized by Gradall Industries, Inc., are available at special pricing for stockholders. Suitable for desktop or bookshelf display, these die cast masterpieces were created using Gradall engineering drawings with unusual attention to detail including authentic boom movements and steering mechanisms. First introduced to collectors a year ago, the XL 5100 wheeled excavator and 534C-9 material handler replicas were widely acclaimed. Now, the collection has been expanded to include a replica of the XL 5200 crawler excavator. Replicas have been produced in limited quantities and are numbered to assure authenticity and to enhance their value.

     [534C-9 Gradall Material Handler Scale 1:32 Length 8 inches Price $96]

 [XL 5100 Gradall Hydraulic Excavator Scale 1:50 Length 7 1/2 inches Price $128]

    [XL 5200 Gradall Excavator Crawler Scale 1:50 Length 7 inches Price $98]



To  order,  please  contact
Hiram  Construction  Co.
18413  Rt.  700
Hiram,  OH 44234
Phone  440-834-8817
Fax  440-834-0560
Toll-free  800-591-1171

                                                        Gradall Industries, Inc.
                                                              406 Mill Avenue SW
                                                    New Philadelphia, Ohio 44663
                                                            Phone (330) 339-2211
                                                              Fax (330) 339-8317
                                                                 www.gradall.com

    Gradall Industries, Inc. 1997 Annual Report  A different kind of animal.