Form 10-K, Exhibit 13
period 1998-12-31
GRADALL INDUSTRIES INC
filed 1999-04-01
CIK 1017136

1998 Annual Report / Gradall Industries, Inc.

attitude

For over 50 years, Gradall's continual growth can be traced to a unique attitude. A quest to be different and better, leading to the first Gradall machine, created in 1946 to build roads during the post-war labor shortage. The attitude is apparent in the dedication and work ethic of our 700-plus employees, committed to a new high standard in machine design, manufacture and support. Our allied businesses - independent distributors and suppliers - also share our progressive attitude, aligning themselves and their own businesses' futures with Gradall's goal orientation. Plus, it's an attitude shared by our customers
- contractors and government officials - people who recognize the Gradall difference and actually invest in our unique blend of designed-in productivity, versatility and reliability.

Throughout this annual report, you will see evidence of the Gradall attitude, a unique posture which sets an appropriate stage for our impressive corporate performance.

                                  Consolidated
                                    Financial
                                   Highlights

                 (dollars in  millions,  except share  amounts)

                            Gradall  Industries, Inc.

                                                 For the Years Ended
                                               ----------------------
                                                1998    1997    1996
                                               ------  ------  ------
Net sales . . . . . . . . . . . . . . . . . .  $182.6  $158.7  $140.9
Operating income. . . . . . . . . . . . . . .    24.0    20.6    17.9
Income before extraordinary item. . . . . . .    14.4    12.0     8.3
Extraordinary loss on
  extinguishment of debt, net of tax benefit.       -       -     1.0
Net income. . . . . . . . . . . . . . . . . .    14.4    12.0     7.3

Earnings per share(1) . . . . . . . . . . . .  $ 1.54  $ 1.33  $ 1.07
Working capital . . . . . . . . . . . . . . .    27.8    26.5    14.9
Funded debt . . . . . . . . . . . . . . . . .     7.6   10.37      .9
Shareholders' equity. . . . . . . . . . . . .    42.4   21.29      .1

(1) Earnings per share data is presented on a diluted basis for 1998 and 1997 and on a pro forma basis for 1996. See Note 12 to the Consolidated Financial Statements included herein.

   [Net Sales, Operating Income and Income before extraordinary item graphs]

Table  of  Contents
--------------------------------------------------------------------------------
Consolidated Financial Highlights . . . . . . .   3
Letter to Stockholders. . . . . . . . . . . . .   4
Gradall Material Handlers . . . . . . . . . . .   8
Gradall Excavators. . . . . . . . . . . . . . .  10
Parts and Distribution. . . . . . . . . . . . .  12
Suppliers . . . . . . . . . . . . . . . . . . .  14
Selected Consolidated Financial Data. . . . . .  16
Consolidated Balance Sheets . . . . . . . . . .  18
Consolidated Statements of Income . . . . . . .  19
Consolidated Statements of Changes
  in Stockholders' Equity . . . . . . . . . . .  20
Consolidated Statements of Cash Flows . . . . .  21
Notes to Consolidated Financial Statements. . .  22
Report of Independent Accountants . . . . . . .  35
Report of Management. . . . . . . . . . . . . .  35
Management's Discussion and Analysis of
  Financial Condition and Results of Operations  36
Accounting Pronouncements . . . . . . . . . . .  43
Cautionary Statement. . . . . . . . . . . . . .  44
The Company's Stock . . . . . . . . . . . . . .  45
General Information . . . . . . . . . . . . . .  46
Gradall Replicas. . . . . . . . . . . . . . . .  47

to  our  stockholders

Gradall Industries, Inc. continued its strong growth trend in 1998, achieving a fifth consecutive record year in sales and profitability.

Punctuating our sales and profitability achievements, I am pleased to announce that Gradall has received ISO 9001 certification. We see this as recognition of the long-time reputation of our company and our employees for excellent quality, and a signal to both our government and private contractor markets that our reputation will continue.

Additional recognition has come in the form of 1998 Ernst & Young Entrepreneur of the Year awards, presented to Gradall and myself in recognition of industrial leadership, citizenship and overall growth performance.

I am proud to say these achievements reflect an attitude that permeates our company and positions us for success. We are prepared to take advantage of the market demand for versatile, productive, high-value construction machines. We are focused on profiting from our ongoing commitment to continually introduce new, more productive products. We are clearly motivated to continue to make strategic capital investments to build volume and efficiency into our manufacturing capacity.

As a direct result, it is my pleasure to report that Gradall Industries, Inc. posted a record $182.6 million in net sales in 1998, an increase of 15.1 percent over 1997. Net income for 1998 was $14.4 million, up 19.7 percent. Diluted earnings per share reached $1.54, up 15.8 percent.

Benefitting from favorable interest rates, supportive construction market conditions in the U.S. and an excellent share of the booming rental market, our material handler sales hit a record $110.2 million, up 31.2 percent over 1997.

                                                     to  our  stockholders
                                                     continued on pages 6-7
to  our  stockholders  continued

Fueling material handler sales was the introduction of our new D Series models, replacing all of our C Series machines. Featuring a new, protective operator cab, the D Series machines enhance the market preference for Gradall's trademark advantages such as unique maneuverability, ease of operation and their reputation for superior strength and reliability.

Hydraulic excavator sales reached $54.6 million, continuing to benefit from the overall market demand for smaller versatile machines that can do many different kinds of work. In this market, acceptance of our two new models in the 27,000-pound class effectively paved the way for our newest model, the XL 2300 non-highway speed wheeled excavator, which topped the best new product list published by Construction Equipment, the leading industry trade magazine.

Unit and net sales of larger XL Series excavators continue to benefit from the Transportation Equity Act (TEA-21), funding highway and bridge work starting in late 1998. Distinguished by their telescoping boom design and powered by high-pressure hydraulics, Gradall excavators are gaining acceptance in high productivity work formerly dominated by conventional excavators. At the same time, our excavators enjoy a clear preference in the market for machines that can perform delicate finishing and grading functions.

Sales of service parts reached $17.9 million in 1998, up 3.5 percent from 1997. This growth can be attributed to our strong distribution network and the promotion of new product support programs, including Gradall Plus CD-ROM reference materials and the Gradall On-Line Distributor (GOLD) order entry systems.

Overall sales were also sparked by an ongoing commitment to worldwide sales. The addition of a sales office and greater distribution in Central and South America accompanied an expanded global marketing initiative reaching into Europe, the Middle East, Russia and the Pacific Rim.

Prompted by continuing increases in unit sales, Gradall executed a $13 million capital investment plan in 1998 which included the purchase of a second manufacturing facility. Without any long-term debt, and assisted by the proceeds from an additional public offering in June 1998, Gradall purchased a modern 330,000-square-foot manufacturing facility in Orrville, Ohio.

$7 million of the $13 million total was invested in new equipment for the 450,000-square-foot New Philadelphia plant, which continues to serve as corporate headquarters. New equipment in the plant includes lasers, robots, machining centers, seam welders and paint systems, designed to control costs and improve production efficiency.

At the end of 1998, both product lines continued to be produced at the New Philadelphia plant. However, local tax abatements and overwhelming encouragement from the Orrville community support Gradall's initial efforts to equip and operate the Orrville facility as an entity dedicated primarily to the manufacture of Gradall material handlers.

Such a move greatly expands our overall capacity, supporting our active program to explore options in product acquisition and contract manufacturing.

                          Barry L. Phillips, President

In his 22 years as a masonry contractor, Dennis Knowlton says the Gradall material handler's unique steering system, allowing the big machine to literally turn on a dime, has actually increased his profitability. "With our Gradalls, we save a ton of time moving scaffolding or squaring up to unload tubs of mud," said Knowlton, owner of Knowlton Construction Equipment in Clifford, Pa. "The steering capabilities are tremendous." Knowlton and other contractors who own or rent Gradall material handlers also know the wide variety of jobs they have to do can match up nicely with the designed-in versatility of Gradall machines. Equipped with a range of attachments, Gradalls can be found moving brick, block and mortar; placing trusses and bundles of lumber; even backfilling and cleaning up at the end of the project. The unique design of the machines also makes them "operator friendly," said Knowlton. A hydrostatic drivetrain provides convenient, no-shift operation, and the new operator cabs are protective without obstructing the view of the jobsite. "We own four Gradalls right now, and we often rent more," said Knowlton. "We rely heavily on these machines, and we've always gotten excellent support from the company and our distributor."

material handlers

Material handlers have always been popular rental machines. Tremendous growth in the rental industry, combined with highly favorable market conditions, increases sales potential for the material handler line.

Gradall Material Handlers are typically used to move a variety of construction materials around jobsites and industrial facilities. Masonry, framing and general contractors prefer Gradalls for their collection of unique advantages, including 90 rear-pivot steering. This allows operators to place lumber, brick, block and other materials faster, easier and with greater precision. Gradall's telescopic booms are among the strongest in the industry, providing greater lift capacity and longer reach. 1998 sales benefitted dramatically from favorable market conditions, including low interest rates and a strong economy. The highly successful introduction of a new D Series family of machines also helped to increase 1998 material handler sales. Gradall's primary focus for its material handler sales continues to be in the North American market. In addition to its traditional distributor network, Gradall is a preferred product of national rental companies, which are a growing source of new machines for many of the nation's contractors.

"My new XL 2200 excavator has definitely made a major contribution to my bottom line," says Howard Beezer, owner of Delta Equipment Rentals, Inc. in Washington, D.C. "Its low operating profile makes it perfect for interior demolition jobs and work on other tight jobsites." The XL 2000 series machines mark Gradall's entrance into the 27,000-pound excavator class, offering Gradall users traditional Gradall versatility and productivity in a machine suited for smaller jobs. "Delta owns ten Gradall excavators. We use them for cleaning sediment ponds, demolition work, trenching, ditching, finishing and just about anything else you can think of. It's their productivity, versatility and the ability to handle finesse work that's always been a strong point for Gradall." His operators also like the fact that the new XL series hydraulics offer twice as much power and use half as much fuel as the old Gradalls used to. "We've owned Gradalls forever, and I don't see that changing anytime soon. In fact, I can't wait to see their next class of machines hit the street."

excavators
Gradall excavator sales began to benefit from the release of new government money -TEA-21- earmarked for road and bridge repair and construction. Along with a series of new product innovations, this transportation bill sets the stage for steadily increasing excavator sales.

Gradall hydraulic excavators are distinguished by their telescoping, rotating booms. The boom's arm-like motion increases the machine's versatility, maximizing the potential of the machine to use a wide range of attachments. As it has for many years, Gradall continues to dominate the niche market for highway-speed, wheeled excavators. More recently, the introduction of the XL Series high-pressure hydraulics, combined with a durable crawler undercarriage, has allowed Gradall to successfully compete in the conventional excavator market segment. The most recent addition to the XL excavator line, the XL 2300, was introduced in Munich, Germany, at the 1998 Bauma exhibit, the world's largest construction trade show. Gradall's XL 2300, the first excavator of its kind, combines the versatility of the famous Gradall boom with a wheeled undercarriage for greater maneuverability around jobsites, opening new market opportunities. The XL 2300 is the third model in Gradall's line of 27,000-pound excavators, designed to satisfy industry demand to buy or rent mid-size machines. Current product development includes a line of 34,000-pound excavators for municipalities and contractors. Increased demand is expected for specialized machines used in mining and metal mill work. Growth is anticipated in international markets, including Russia, Latin America, Turkey, China and the Pacific Rim.

"Some of our Gradalls are more than 10 years old," says Brent Kearns, fleet manager for Vegas General Construction, "and they're still going strong." Product support, which is provided by Bat Rentals in Las Vegas, helps keep Vegas General's material handlers running by minimizing downtime and extending the life of each machine. Vegas General has owned more than 20 Gradall machines. "The Gradall is the only machine that can maneuver in the tight spaces we work in. Authorized Gradall Parts are the only parts we trust to keep our Gradall material handlers performing at their best" says Kearns. "Over the years, we've built almost 8,000 homes, and thanks to the reliability of Gradall Parts, our Gradalls have never let us down."

parts  &  distribution
Gradall excavators and material handlers have a strong, reputable name. Our highly respected global distribution network for sales, parts and service demonstrates the dedication we have to serving our customers.

Gradall maintains a strong distribution network that provides effective and efficient parts and service support. This network is made up of leading equipment distributors located throughout North America and worldwide. Gradall's distributors are chosen for their financial strength and their commitment to promoting and selling Gradall products, as well as their ability to provide critical after-sale service and parts. They are supported by Gradall's qualified staff of sales and product support regional managers. These managers work hand-in-hand with distributors, ensuring fast, efficient support and helping to maintain a high level of customer satisfaction. Now, as a result of continuing development of new markets, Gradall has distributors in Russia, South America, China, the Middle East and the Pacific Rim. Gradall's On-Line Distributor (GOLD) System allows distributors to access parts availability information and order parts with their computers. In 1998, the GOLD System was expanded to offer broader availability of aftermarket products. In 1999, Gradall will introduce the new Gradall Plus system, an electronic database containing over 50 years of Gradall equipment product support detail by model. This includes parts, service, operation and safety information. The database will be available on CD-ROM and will make valuable Gradall product support information easier than ever to access.

"Gradall is the kind of company I want to be aligned with," says Chuck Stockwell, account manager for Parker Hannifin, Fluid Connectors Group. "Their strong emphasis on continuous improvement and product development is part of what makes them successful. They have the attitude we look for in a strategic partner. They see and appreciate the added value we can bring to the table." The four-year-old strategic partnership between Gradall and Parker Hannifin allows Parker representatives to work closely with Gradall during various stages of product design and manufacturing. This helps ensure that Gradall utilizes the potential of Parker's hoses and fittings in the most effective manner, enabling Gradall to promise their customers that there will be no leaks in the hydraulic system. It's all part of the Parker Hannifin Certified Leak-Free program. "It's a mutually beneficial situation," says Stockwell. "By eliminating what sometimes becomes an adversarial relationship between customer and supplier, both Gradall and Parker Hannifin contribute to each other's growth."

suppliers
Gradall has formed strategic partnerships with many suppliers. Companies like Rexroth Mobile Hydraulics, Bethlehem Steel and Meritor Axles work closely with Gradall to ensure that the components going into our machines are the highest possible quality.

Gradall's suppliers often do more than simply provide products for use by Gradall. They get involved in the design stage, helping to optimize manufacturing processes, and they provide post-sale support for their products. They offer the highest quality components available for use in our products and enable us to reduce total costs through techniques such as just-in-time shipping. Part of the Gradall attitude is the concept that working hand-in-hand with business partners creates an environment where both companies will benefit. Gradall's strategic relationships with companies like Parker Fluid Connectors, Meritor Axles, Bethlehem Steel and Rexroth Mobile Hydraulics help ensure that Gradall products are continually improving and that the best manufacturing processes are in use. That's why we've made a commitment to work closely with our core suppliers, growing and improving with them and ensuring the future success of Gradall as well as our suppliers.

                             Selected  Consolidated
                                 Financial Data

                 (dollars in  thousands,  except share  amounts)

                            Gradall  Industries, Inc.

The following table sets forth selected consolidated financial data for the Company for the five years ended December 31, 1998 that have been taken or derived from the historical financial statements of the Company and are qualified in their entirety by reference to such financial statements and notes included therein. See "Consolidated Financial Statements."

                                                    For the Years Ended December 31,
                                        ---------------------------------------------------------
                                          1994       1995         1996        1997        1998
                                        --------  -----------  ----------  ----------  ----------
 Income Statement Data:
-------------------------------------------------------------------------------------------------
 Net sales . . . . . . . . . . . . . .  $88,820   $  118,438   $  140,909  $  158,659  $  182,607
 Cost of sales . . . . . . . . . . . .   71,280       92,637      108,098     120,663     140,456
                                        --------  -----------  ----------  ----------  ----------
 Gross profit. . . . . . . . . . . . .   17,540       25,801       32,811      37,996      42,151
 Research and development and
      product engineering costs. . . .    2,123        2,504        3,081       3,644       4,039
Selling, general and administrative
      expenses . . . . . . . . . . . .    9,346       10,503       11,815      13,712      14,149
                                        --------  -----------  ----------  ----------  ----------
 Operating income. . . . . . . . . . .    6,071       12,794       17,915      20,640      23,963
Amortization of FAS 106 (1). . . . . .   (3,626)
Interest expense . . . . . . . . . . .    1,146        1,642        3,108         696         380
 Other, net. . . . . . . . . . . . . .      234          865        1,018         257          31
                                        --------  -----------  ----------  ----------  ----------
Income before provision for taxes and
      extraordinary item . . . . . . .    8,317       10,287       13,789      19,687      23,552
Income tax provision . . . . . . . . .    3,152        3,680        5,503       7,696       9,198
                                        --------  -----------  ----------  ----------  ----------
Income before extraordinary item . . .    5,165        6,607        8,286      11,991      14,354
Extraordinary item (2) . . . . . . . .                                973
                                        --------  -----------  ----------  ----------  ----------

 Net income (3). . . . . . . . . . . .  $ 5,165   $    6,607   $    7,313  $   11,991  $   14,354
                                        ========  ===========  ==========  ==========  ==========
 Earnings per share (4)
      Basic:
      Before extraordinary item. . . .            $     1.17   $     1.19  $     1.34  $     1.56
      After extraordinary item . . . .                  1.17         1.05        1.34        1.56
Weighted average shares outstanding. .             5,637,244    6,956,507   8,939,605   9,230,768
      Diluted:
      Before extraordinary item. . . .            $     1.17   $     1.18  $     1.33  $     1.54
      After extraordinary item . . . .                  1.17         1.04        1.33        1.54
Weighted average shares
      outstanding. . . . . . . . . . .             5,637,244    7,003,200   9,013,760   9,316,466
Pro forma (5)
      Net income per share . . . . . .            $     0.77   $     1.07
 Weighted average shares
      outstanding. . . . . . . . . . .             8,939,294    8,939,294

 Balance Sheet Data:
-------------------------------------------------------------------------------------------------
Working capital. . . . . . . . . . . .  $ 2,472   $   10,735   $   14,907  $   26,509  $   27,842
Total assets . . . . . . . . . . . . .   41,099       52,024       58,226      76,735      98,987
Total debt . . . . . . . . . . . . . .   11,234       37,922        7,910      10,312       7,631
Stockholders' (deficit) equity . . . .   (2,158)     (23,119)       9,076      21,219      42,375

                                      -16-

                             Selected  Consolidated
                                 Financial Data

                                   (continued)

                            Gradall  Industries, Inc.

(1) -The FAS 106 gain resulted from the reduction in the postretirement health care benefits liability reflecting a change in actuarial assumptions related to the projected growth in medical costs.

(2) -An extraordinary item of $1.0 million, net of taxes, related to early extinguishment of senior and subordinated debt which was incurred in September 1996 to write off unamortized deferred financing costs and the discount on subordinated debt which was paid off with the proceeds from the initial public offering on September 3, 1996.

(3) -Net income (loss) per share data have been omitted for year 1994 as such amount is not comparable due to a recapitalization which occurred in October, 1995 (the "1995 Recapitalization").

(4) -Presented based on actual earnings and average shares outstanding in the periods indicated after giving effect to the 5,540-for-1 stock split and the conversion of outstanding Warrants.

(5) -Presented as if the 1995 Recapitalization, the issuance of shares of Common Stock pursuant to the initial public offering and the application of the net proceeds thereof to reduction in debt, all had occurred effective January 1, 1995. Pro forma net income per share data does not include the extraordinary item.

(6) -Excludes former wholly owned subsidiaries of the Company which were spun off to certain shareholders in connection with the 1995 Recapitalization.

                                  Consolidated
                                     Balance
                                     Sheets

                 (dollars in  thousands,  except share  amounts)

                            Gradall  Industries, Inc.

                                                         December 31,
Assets                                                  1998      1997
-------------------------------------------------------------------------
Current assets:
  Cash . . . . . . . . . . . . . . . . . . . . . . .  $ 2,457   $  1,605
  Accounts receivable trade, net of allowance for
    doubtful accounts of $69 and $56 . . . . . . . .   26,983     25,290
  Inventories. . . . . . . . . . . . . . . . . . . .   32,872     25,564
  Prepaid expenses and deferred charges. . . . . . .    2,510      1,645
  Deferred income taxes. . . . . . . . . . . . . . .      985        742
                                                      --------  ---------
       Total current assets. . . . . . . . . . . . .   65,807     54,846
Deferred income taxes. . . . . . . . . . . . . . . .    5,985      5,402
Property, plant and equipment, net . . . . . . . . .   25,838     15,108
Other assets:
  Deferred financing costs, net of
    accumulated amortization of $698 and $404. . . .      152        446
  Other. . . . . . . . . . . . . . . . . . . . . . .    1,205        933
                                                      --------  ---------
       Total other assets. . . . . . . . . . . . . .    1,357      1,379
                                                      --------  ---------
       Total assets. . . . . . . . . . . . . . . . .  $98,987   $ 76,735
                                                      ========  =========

Liabilities and Stockholders' Equity
Current liabilities:
  Current portion of capital lease obligation. . . .  $   307   $    297
  Current portion of long-term debt. . . . . . . . .    6,919
  Accounts payable - trade . . . . . . . . . . . . .   16,288     17,113
  Accrued other expenses:
    Profit sharing . . . . . . . . . . . . . . . . .    1,404      1,327
    Floor plan interest. . . . . . . . . . . . . . .    1,341      1,444
    Warranty . . . . . . . . . . . . . . . . . . . .    1,853      1,075
    Deferred revenue . . . . . . . . . . . . . . . .    2,286
    Income taxes . . . . . . . . . . . . . . . . . .    2,208      1,115
    Other. . . . . . . . . . . . . . . . . . . . . .    5,359      5,966
                                                      --------  ---------
       Total current liabilities . . . . . . . . . .   37,965     28,337
                                                      --------  ---------
Long-term obligations:
  Capital lease obligation . . . . . . . . . . . . .      405        412
  Long-term debt . . . . . . . . . . . . . . . . . .    9,603
  Accrued post-retirement benefit cost . . . . . . .   16,554     15,719
  Other long-term liabilities. . . . . . . . . . . .    1,688      1,445
                                                      --------  ---------
       Total long-term obligations . . . . . . . . .   18,647     27,179
                                                      --------  ---------
       Total liabilities . . . . . . . . . . . . . .   56,612     55,516
                                                      --------  ---------
Stockholders' equity:
  Serial preferred shares, par value $.001 per share
    2,000,000 shares authorized,
    none issued and outstanding
  Common stock, $.001 par value; 18,000,000 shares
    authorized; 9,508,231 and 8,940,194 issued and
    outstanding in 1998 and 1997, respectively . . .       10          9
  Additional paid-in capital . . . . . . . . . . . .   45,805     38,894
  Accumulated deficit. . . . . . . . . . . . . . . .   (2,733)   (17,087)
  Accumulated other comprehensive loss . . . . . . .     (707)      (597)
                                                      --------  ---------
       Total stockholders' equity. . . . . . . . . .   42,375     21,219
                                                      --------  ---------
       Total liabilities and stockholders' equity. .  $98,987   $ 76,735
                                                      ========  =========

    The accompanying notes are an integral part of these consolidated financial statements.

                                  Consolidated
                                   Statements
                                    of Income

                 (dollars in  thousands,  except share  amounts)

                            Gradall  Industries, Inc.

                                                      For the Years Ended December 31,
                                                    ----------------------------------
                                                       1998        1997        1996
                                                    ----------  ----------  ----------
Net sales. . . . . . . . . . . . . . . . . . . . .  $  182,607  $  158,659  $  140,909
Cost of sales. . . . . . . . . . . . . . . . . . .     140,456     120,663     108,098
                                                    ----------  ----------  ----------
                 Gross profit. . . . . . . . . . .      42,151      37,996      32,811
Research and development and product
     engineering costs . . . . . . . . . . . . . .       4,039       3,644       3,081
Selling general and administrative expenses. . . .      14,149      13,712      11,815
                                                    ----------  ----------  ----------
                 Operating income. . . . . . . . .      23,963      20,640      17,915
Other expense:
       Interest expense. . . . . . . . . . . . . .         380         696       3,108
      Other. . . . . . . . . . . . . . . . . . . .          31         257       1,018
                                                    ----------  ----------  ----------
                 Net other expense . . . . . . . .         411         953       4,126
                                                    ----------  ----------  ----------
                 Income before income taxes
                       and extraordinary item. . .      23,552      19,687      13,789
Income tax provision . . . . . . . . . . . . . . .       9,198       7,696       5,503
                                                    ----------  ----------  ----------
Income before extraordinary item . . . . . . . . .      14,354      11,991       8,286
                                                    ----------  ----------  ----------
Extraordinary item, loss from early extinguishment
      of debt, net of tax benefit of $622. . . . .                                 973
                                                    ----------  ----------  ----------
Net income . . . . . . . . . . . . . . . . . . . .  $   14,354  $   11,991  $    7,313
                                                    ==========  ==========  ==========
Basic:
Weighted average shares outstanding. . . . . . . .   9,230,768   8,939,605   6,956,507
Earnings per share:
     Before extraordinary item . . . . . . . . . .  $     1.56  $     1.34  $     1.19
     After extraordinary item. . . . . . . . . . .  $     1.56  $     1.34  $     1.05
Diluted:
Weighted average shares outstanding. . . . . . . .   9,316,466   9,013,760   7,003,200
Earnings per share:
     Before extraordinary item . . . . . . . . . .  $     1.54  $     1.33  $     1.18
     After extraordinary item. . . . . . . . . . .  $     1.54  $     1.33  $     1.04

    The accompanying notes are an integral part of these consolidated financial statements.

                                  Consolidated
                            Statements of Changes in
                                  Stockholders'
                                     Equity

                             (dollars in thousands)

                            Gradall  Industries, Inc.

                                                                                                  Accumulated
                                                                     Additional                   Other Com-
                                                       Additional     Paid-In                     prehensive
                                 Preferred   Common     Paid-In       Capital-     Accumulated      Income
                                   Stock      Stock     Capital       Warrants       Deficit       (Loss)(1)      Total
                                -----------  -------  ------------  ------------  -------------  -------------  ---------
Balance December 31, 1995. . .  $    2,000   $     6  $    11,994   $     1,000   $   (37 ,391)  $       (728)  $(23,119)

  Issuance of 2,950,000
    shares of common stock . .                     3       24,913                                                 24,916

  Redemption of
    140 preferred shares . . .      (2,000)                 2,000

  Redemption of 449,294
    common stock warrants. . .                                           (1,000)         1,000
  Net income . . . . . . . . .                                                           7,313                     7,313
  Minimum pension liability
    adjustment . . . . . . . .                                                                            (34)       (34)
                                                                                                                ---------
  Total comprehensive income                                                                                       7,279
                                -----------  -------  ------------  ------------  -------------  -------------  ---------
Balance December 31, 1996                          9       38,907                      (29,078)          (762)     9,076

  Additional expense
    resulting from the initial
    public offering                                           (19)                                                   (19)
  Stock options exercised                                       6                                                      6
  Net income                                                                           11, 991                    11,991
  Minimum pension liability
    adjustment                                                                                            165        165
                                                                                                                ---------
  Total comprehensive income                                                                                      12,156
                                -----------  -------  ------------  ------------  -------------  -------------  ---------

Balance December 31, 1997                          9       38,894                      (17,087)          (597)   21, 219

  Issuance of  562,500 shares
    of common stock                                1        6,876                                                  6,877

  Stock options exercised                                      35                                                     35

  Net income                                                                            14,354                    14,354

  Minimum pension liability
    adjustment                                                                                           (110)      (110)
                                                                                                                ---------
  Total comprehensive income                                                                                      14,244
                                -----------  -------  ------------  ------------  -------------  -------------  ---------
Balance December 31, 1998. . .  $        -   $    10  $    45,805   $         -   $     (2,733)  $       (707)  $ 42,375
                                -----------  -------  ------------  ------------  -------------  -------------  ---------

(1) All items included in accumulated other comprehensive income (loss) are shown net of income taxes. The tax effect for the  minimum  pension  liability  adjustment  was  $70,  $(93)  and  $17  for  1998,  1997,  and  1996  respectively.

    The accompanying notes are an integral part of these consolidated financial statements.

                                  Consolidated
                                   Statements
                                       of
                                   Cash Flows

                             (dollars in thousands)

                            Gradall  Industries, Inc.

                                                                        For the Years Ended December 31,
                                                                        -------------------------------
                                                                          1998       1997       1996
                                                                        ---------  --------  ---------
Cash flows from operating activities:
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 14,354   $11,991   $  7,313
  Adjustments to reconcile net income
        to net cash provided by operating activities:
            Extraordinary item, before tax benefit . . . . . . . . . .                          1,595
            Change in pension liability adjustment . . . . . . . . . .      (110)      165        (34)
            Post-retirement benefit transition obligation. . . . . . .       835    1, 115        780
            Depreciation . . . . . . . . . . . . . . . . . . . . . . .     2,420     1,721      1,391
            Amortization . . . . . . . . . . . . . . . . . . . . . . .       294       157        344
            Deferred income taxes. . . . . . . . . . . . . . . . . . .      (826)      264        106
            Equity loss on investment. . . . . . . . . . . . . . . . .                             44
            Gain on sale of property, plant and equipment. . . . . . .       (98)       (1)      (111)
            Increase in accounts receivable. . . . . . . . . . . . . .    (1,693)   (8,444)    (4,710)
            Increase in inventories. . . . . . . . . . . . . . . . . .    (7,308)   (4,238)    (2,816)
            Increase in prepaid expenses . . . . . . . . . . . . . . .      (865)   (1,150)       (51)
            Increase in other assets . . . . . . . . . . . . . . . . .      (272)     (135)      (152)
            Increase in accounts payable and accrued expenses. . . . .     4,147     2,204      3,941
            Increase (decrease) in accrued other long-term liabilities       243      (239)        28
                                                                        ---------  --------  ---------
               Net cash provided by operating activities . . . . . . .    11,121     3,410      7,668
                                                                        ---------  --------  ---------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment. . . . . . . . .       223        12        104
  Purchase of property, plant and equipment. . . . . . . . . . . . . .   (13,275)   (5,305)    (2,300)
                                                                        ---------  --------  ---------
               Net cash used in investing activities . . . . . . . . .   (13,052)   (5,293)    (2,196)
                                                                        ---------  --------  ---------
Cash flows from financing activities:
  Net proceeds from initial public offering. . . . . . . . . . . . . .                         26,916
  Payment of term debt . . . . . . . . . . . . . . . . . . . . . . . .                        (10,000)
  Payment of subordinated debt . . . . . . . . . . . . . . . . . . . .                        (10,000)
  Issuance of 900 common shares. . . . . . . . . . . . . . . . . . . .                   6
  Issuance of 5,540 common shares. . . . . . . . . . . . . . . . . . .        35
  Redemption of preferred stock. . . . . . . . . . . . . . . . . . . .                         (2,000)
  Net proceeds from follow on public offering. . . . . . . . . . . . .     6,877
  Proceeds (repayments) on capital leases. . . . . . . . . . . . . . .         3        90       (172)
  Net advances (repayments) on revolving line of credit. . . . . . . .    (2,684)    2,312    (10,808)
  Proceeds from (payments of) bank overdraft . . . . . . . . . . . . .    (1,448)      884       (730)
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 (19)
                                                                        ---------  --------  ---------
               Net cash provided by (used in) financing activities . .     2,783     3,273     (6,794)
                                                                        ---------  --------  ---------
               Net increase (decrease) in cash . . . . . . . . . . . .       852     1,390     (1,322)
Cash, beginning of year. . . . . . . . . . . . . . . . . . . . . . . .     1,605       215      1,537
                                                                        ---------  --------  ---------
Cash, end of year. . . . . . . . . . . . . . . . . . . . . . . . . . .  $  2,457   $ 1,605   $    215
                                                                        =========  ========  =========
Supplemental disclosure:
  Cash paid for:
            Income taxes . . . . . . . . . . . . . . . . . . . . . . .  $  8,931   $ 7,650   $  2,875
                                                                        =========  ========  =========
            Interest . . . . . . . . . . . . . . . . . . . . . . . . .  $    409   $   604   $  3,572
                                                                        =========  ========  =========
  Other:
            Amounts financed through capital leases. . . . . . . . . .  $    290   $   287
                                                                        =========  ========

    The accompanying notes are an integral part of these consolidated financial statements.

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                             (dollars in thousands)

                            Gradall  Industries, Inc.

1.  Nature  of  Business  and  Basis  of  Presentation:
Gradall Industries, Inc. (the "Company"), Incorporated in Delaware, formerly ICM Industries Inc. (ICM), is a holding company. The consolidated financial statements include the Company and its wholly owned subsidiaries, The Gradall Company, The Gradall Orrville Company and Gradall Investment Company. The Gradall Investment Company was dissolved in 1996.

The Gradall Company manufactures and sells excavating and material handling equipment and related parts to public and private sector customers throughout the world through independent distribution organization.

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

In connection with the offering, the Company increased the number of its authorized shares of common stock from 2,200 to 18,000,000 and effected a 5,540-to-1 stock split. All applicable share and per share data have been retroactively adjusted for the stock split.

On June 29, 1998, the Company completed a public offering in which 562,500 shares of common stock were issued by the Company for a total sum of $7.3 million. Expenses incurred in connection with the issue approximated $0.5 million including $0.1 million related to selling shareholders. The net proceeds of the offering were used to repay the revolving credit facility.

On October 13, 1998, a new company, The Gradall Orrville Company, was formed as a wholly owned subsidiary of Gradall Industries, Inc., to purchase a new production plant at Orrville, Ohio. The new facility, formerly the Volvo Truck Assembly plant, contains 330,000 square feet and will provide additional production space for the material handler product.

2.  Summary  of  Significant  Accounting  Policies:
Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

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

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

2.  Summary  of  Significant  Accounting  Policies,  Continued:
Revenue Recognition: The Company's revenue recognition policy is to recognize revenue when products are shipped. In 1998, the Company entered into a twelve-month lease agreement for certain inventories which includes a guarantee by the Company at the end of the lease agreement. Revenues equal to the amount of the guarantee are deferred.

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

Description                     Useful Life                   Method
--------------------------------------------------------------------------------
Machinery  and  equipment        3-10 years                Straight-line

Buildings  and  improvements    10-24 years                Straight-line

Furniture  and  fixtures         3-10 years                Straight-line

Patents: The cost of patents is being amortized on a straight-line basis over the remaining legal life of the patents.

Deferred Financing Costs: Costs incurred to obtain financing have been capitalized and are being amortized over the life of the respective financing arrangements.

Income Taxes: The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes arise from reporting certain items of income and expense for tax purposes in a different period than for financial reporting purposes.

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

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

2.  Summary  of  Significant  Accounting  Policies,  Continued:
Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $2,552, $1,722 and $1,641 in 1998, 1997 and 1996, respectively. In addition, the Company incurred other engineering expenses relating to new product development (that do not meet the accounting definition of "Research and Development") in the amount of $1,487, $1,922 and $1,440 in 1998, 1997 and 1996, respectively.

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

Earnings Per Common Share: In the fourth quarter of 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," which specifies the computation, presentation, and disclosure requirements of earnings per common share. Basic earnings per share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share are based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. All prior periods have been restated to conform to the provisions of this statement. A reconciliation of the Basic and Diluted per share computations are provided below:

                                              1998       1997       1996
                                            ---------  ---------  ---------
Common Shares
Weighted average common shares outstanding
 Basic . . . . . . . . . . . . . . . . . .  9,230,768  8,939,605  6,956,507
Additional common shares
     issuable for stock options. . . . . .     85,698     74,155     46,693
                                            ---------  ---------  ---------
Common shares - Diluted. . . . . . . . . .  9,316,466  9,013,760  7,003,200
                                            =========  =========  =========

Comprehensive Income: Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." was adopted during the first quarter of 1998. The standard established guidelines for the reporting and display of comprehensive income (loss) and its components in financial statements. Comprehensive income includes net income and adjustments to the minimum pension liability. The Company has changed the format of its Consolidated Statement of Changes in Stockholders' Equity to present comprehensive income and its components.

Segment Information: Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was adopted in the fourth quarter of 1998 and supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard established guidelines for reporting information on operating segments in interim and annual financial statements. The adoption of the standard did not affect the Company's financial position, results of operations or cash flows (see Note 14).

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

2.  Summary  of  Significant  Accounting  Policies,  Continued:

Future Accounting Requirements: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income. The new rules will be effective the first quarter of 2000. The Company is in the process of determining the impact of this new standard and, based on current market conditions, anticipates that it will not have a material impact on the Company's financial statements when effective.

Reclassifications: Certain prior years' balances have been reclassified to conform to the current year's presentation.

3.  Inventories:

Inventories are comprised of:
                                 1998     1997
                               --------  -------
Raw materials . . . . . . . .  $  1,401  $   921
Work in process . . . . . . .    24,501   24,739
Finished goods. . . . . . . .    13,058    5,474
                               --------  -------
                                 38,960   31,134
Less LIFO reserve . . . . . .     6,088    5,570
                               --------  -------
Total inventory . . . . . . .  $ 32,872  $25,564
                               ========  =======

4.  Property,  Plant  and  Equipment:

The  major  classes  of property, plant and equipment are summarized as follows:

                                     1998     1997
                                   -------  -------
Land. . . . . . . . . . . . . . .  $   963  $   513
Machinery and equipment . . . . .   23,998   16,910
Buildings and improvements. . . .   11,087    5,587
Furniture and fixtures. . . . . .    3,212    2,277
Construction in progress. . . . .    2,584    4,109
                                   -------  -------
                                    41,844   29,396
Less accumulated depreciation . .   16,006   14,288
                                   -------  -------
Net property, plant and equipment  $25,838  $15,108
                                   =======  =======

5.  Financing:

Long-term debt includes:   1998    1997
                         -------  ------
Revolving credit . . . .  $6,919  $9,603
Less current maturities.   6,919       0
                         -------  ------
                          $    0  $9,603

At December 31, 1998, the Company maintained a loan and security agreement with Heller Financial, Inc. which provided for up to $25 million in revolving loan commitments. Amounts borrowed under the borrowing base, as defined, could be repaid and reborrowed at any time prior to August 31, 1999, the termination date. Amounts outstanding under this agreement were reclassified to current portion of long-term debt at December 31, 1998.

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

5.  Financing,  Continued:
The revolving line of credit bears interest at either LIBOR plus 1% or prime minus .50%. At December 31, 1998, the prime rate was 7.75%. There were no borrowings under the LIBOR option at year end. The average annual interest rate in effect for the revolving line of credit was 7.25%. At December 31, 1997, the prime rate was 8.5%, LIBOR was 5.97%, and the average annual interest rate in effect for the revolving line of credit was 7.86%. The Company also pays an unused line fee of 0.25 percent per annum.

The terms of the financing agreement contain, among other provisions, restrictions on the level of capital expenditures and various financial ratios, as defined. The financing agreements are collateralized by substantially all the assets of the Company.

On January 27, 1999 the Company's Loan and Security Agreement with Heller Financial, Inc. was paid in full and terminated. A new revolving line of credit for $17 million was established with KeyBank National Association (the "Lender") with an unsecured demand promissory note. The note bears interest at either LIBOR plus .80% or prime minus 1.40%. The note renews annually and terminates at the earlier of the Lender's demand or the Company's decision to terminate by written or oral communication to the Lender.

6.  Lease  Obligations
The Company leases certain machinery and equipment under capital leases expiring between 1999 and 2001. The assets and liabilities under capital leases are recorded at the original purchase cost. The assets are depreciated over their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.

In addition, the Company leases certain equipment under operating leases. A number of these leases have renewal options.

The  following  is  a  summary  of  property  held  under  capital  leases:

                                1998    1997
                               ------  ------
Machinery and equipment . . .  $1,020  $1,020

Information systems . . . . .     571     287
                               ------  ------
Total capital leases. . . . .   1,591   1,307
Less accumulated depreciation     572     364
                               ------  ------

                               $1,019  $  943
                               ======  ======

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

6.  Lease  Obligations,  Continued:

The following is a summary of future minimum payments under capitalized and operating leases that have remaining noncancelable lease terms in excess of one year at December 31, 1998:



Operating                               Capital   Operating
Year ending December 31,                 Leases     Leases
                                        --------  ----------
1999 . . . . . . . . . . . . . . . . .  $    356  $      160
2000 . . . . . . . . . . . . . . . . .       370          86
2001 . . . . . . . . . . . . . . . . .        60          32
                                        --------  ----------
Total minimum lease payments . . . . .       786  $      278
                                                  ==========
Interest . . . . . . . . . . . . . . .        74
                                        --------
Liability under capital lease payments       712
Current portion. . . . . . . . . . . .       307
                                        --------
Long-term capitalized lease obligation  $    405
                                        ========

Rental expense for operating leases amounted to $394, $409 and $397 for the years ended December 31, 1998, 1997, and 1996 respectively.

7.  Employee  Benefit  Plans:
Pension and Postretirement Benefit Plans: Substantially all employees are covered by pension plans which provide for monthly pension payments to eligible former employees who have retired. Prior to March 24, 1997 the Company sponsored two plans, one for members of the collective bargaining unit and one for salaried and other eligible employees.

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

Effective March 24, 1997 the Company adopted the IAM National Pension Plan to replace the existing collective bargaining unit plan for future service benefits. The collective bargaining unit plan benefits were frozen and the Company continues to fund the plan for past service benefits. The expense related to funding the IAM National Pension Plan for years ending December 31, 1998 and 1997 was $371 and $254 respectively.

Postretirement Benefits: The Company provides eligible retired employees with health care and life insurance benefits. These benefits are provided on a non-contributory basis for life insurance and contributory basis for medical coverage. Currently, the Company does not pre-fund these benefits.

Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pension," contains a provision which requires the recognition of a liability (including unfunded accrued pension costs) that is at least equal to the unfunded accumulated benefit obligation (the excess of the accumulated benefit obligation over the fair value of plan assets). Recognition of an additional minimum liability is required if an unfunded accumulated benefit exists and the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation. The additional minimum liability of $1,160 and $980 at December 31, 1998 and 1997, respectively, has been included in other long-term liabilities and has been reported net of income tax effect within stockholders' equity.

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

7.  Employee  Benefit  Plans,  Continued:
The following table sets forth the both plan's funded status and amounts recognized in the Company's consolidated financial statements.

                                     Pension Benefits   Postretirement Benefits
                                   --------------------  --------------------
                                     1998       1997       1998       1997
                                   ---------  ---------  ---------  ---------
Change in Benefit Obligation
Projected benefit obligation
(PBO)/Accumulated
postretirement benefit obligation
(APBO), beginning of year . . . .  $ 12,637   $ 10,990   $ 18,874   $ 16,515
  Service cost. . . . . . . . . .       487        505        678        583
  Interest cost . . . . . . . . .       889        819      1,166      1,232
  Plan amendments . . . . . . . .                            (509)
  Plan curtailments . . . . . . .                   17
  Actuarial (gain) loss . . . . .       375        946     (1,355)     1,279
  Benefits paid . . . . . . . . .      (649)      (640)    (1,056)      (735)
                                   ---------  ---------  ---------  ---------
PBO/APBO, end of year . . . . . .  $ 13,739   $ 12,637   $ 17,798   $ 18,874
                                   =========  =========  =========  =========

Change in plan assets
Fair value of plan assets,
  beginning of year . . . . . . .  $ 11,197   $  9,081
  Actuarial return on plan assets       837      1,838
  Employer contributions. . . . .       930        918   $  1,056   $    735
  Benefits paid . . . . . . . . .      (649)      (640)    (1,056)      (735)
                                   ---------  ---------  ---------  ---------
Fair value of plan assets,
  end of year . . . . . . . . . .    12,315     11,197
                                   =========  =========  =========  =========

Funded status . . . . . . . . . .    (1,424)    (1,440)   (17,798)   (18,874)
Prior service costs . . . . . . .        98        108       (509)
Cumulative net (gain) or loss . .     1,691      1,227      1,753      3,155
                                   ---------  ---------  ---------  ---------
(Accrued) prepaid pension/
  postretirement cost . . . . . .  $    365   $   (105)  $(16,554)  $(15,719)
                                   =========  =========  =========  =========

Amounts recognized in the
statement of financial position
consist of:
  Prepaid benefit cost. . . . . .  $    365   $   (105)
  Accrued benefit liability . . .                        $(16,554)  $(15,719)
  Intangible asset
  Accumulated other
    comprehensive income. . . . .    (1,160)      (980)
                                   ---------  ---------  ---------  ---------
Net amount recognized . . . . . .  $   (795)  $ (1,085)  $(16,554)  $(15,719)
                                   =========  =========  =========  =========

                                           Pension Benefits             Postretirement Benefits
                                   -------------------------------  -------------------------------
                                     1998       1997       1996       1998       1997       1996
                                   ---------  ---------  ---------  ---------  ---------  ---------
Weighted average assumptions
as of December 31
Discount rate . . . . . . . . . .       7.0%       7.0%       7.5%       7.0%       7.0%       7.5%
Long-term rate of
  return on assets. . . . . . . .       8.5%       8.5%       8.5%       N/A        N/A        N/A
Rate of compensation increase . .       4.5%       4.5%       4.5%
Medical trend rates . . . . . . .                                    5% to 8%   5% to 8%   5% to 8%

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

7.  Employee  Benefit  Plans,  Continued:
For measurement purposes, an 8 percent annual rate increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5 percent by 2011 and remain at that level hereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percent point change in assumed health care cost trend rates would have the following effects:

  Effect on total of service and interest cost components  $  346  $  (270)
  Effect on postretirement benefit obligation . . . . . .  $2,876  $(2,060)

                                  Pension Benefits     Postretirement Benefits
                               ----------------------  -----------------------
                                1998    1997    1996    1998     1997    1996
                               ------  ------  ------  -------  ------  ------
Components of net periodic
  pension/postretirement cost
Service cost. . . . . . . . .  $ 487   $ 505   $ 693   $  679   $  584  $  539
Interest cost . . . . . . . .    889     819     739    1,166    1,232   1,143
Expected return on assets . .   (954)   (775)   (658)
Amortization of unrecognized
  Prior service costs . . . .     10      10      13      (18)      34      17
  (Gain) / Loss . . . . . . .     28      44      59
Cumulative net (gain) loss. .             17
                               ------  ------  ------  -------  ------  ------
Net periodic
  pension/postretirement cost  $ 460   $ 620   $ 846   $1,827   $1,850  $1,699
                               ======  ======  ======  =======  ======  ======

Savings and Investment Plan: Substantially all employees are eligible to participate in a savings and investment plan. The Company sponsors two plans, one for members of the collective bargaining unit and one for salaried and other eligible employees. The plans provide for contributions by employees, through salary reductions, and for a matching contribution by the Company based on a rate determined for each plan year by the Board of Directors of the Company. The plans also provide for a discretionary contribution by the Company. No Company contributions were made to the plan in 1998, 1997 or 1996.

Deferred Compensation Program: The Company has a deferred compensation program under which certain employees may elect to postpone receipt of a portion of their earnings. The amounts so deferred are deposited in a trust account, but remain assets of the Company. The trustees of the program are officers and a key employee of the Company.

Profit Sharing Plan: The Company maintains a profit sharing plan covering union and salaried employees. The amount of the profit sharing bonus is determined by the Company's return on sales and is calculated based upon the wages of eligible employees. Company contributions for 1998, 1997 and 1996 were $1,404, $1,327 and $794 respectively.

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

8.  Income  Taxes:

The provision for income taxes for the years ended December 31, 1998, 1997 and 1996 consisted of the following:

                               1998     1997    1996
                              -------  ------  ------
Federal. . . . . . . . . . .  $8,576   $6,327  $3,433
State. . . . . . . . . . . .   1,448    1,105     642
Deferred . . . . . . . . . .    (826)     264     806
                              -------  ------  ------
                               9,198    7,696   4,881
                              -------  ------  ------
Tax effect of extraordinary
  item (shown separately). .                     622
                              -------  ------  ------
                              $9,198   $7,696  $5,503
                              =======  ======  ======

The Company's effective tax rate differed from the federal statutory rate as follows:

                                 1998   1997   1996
                                 -----  -----  -----
Federal statutory rate. . . . .  35.0%  35.0%  35.0%
Effect of state and local taxes   4.0%   3.7%   3.6%
Change in tax liability . . . .     -      -      -
Other . . . . . . . . . . . . .   0.1%   0.4%   1.4%
                                 -----  -----  -----
                                 39.1%  39.1%  40.0%
                                 =====  =====  =====

The components of the net deferred tax benefits (liabilities) as of December 31, 1998 and 1997 were as follows:

                                        1998      1997
                                      --------  --------
Current:
   Inventories . . . . . . . . . . .  $  (659)  $  (705)
   Accrued expenses. . . . . . . . .    1,644     1,628
   Other . . . . . . . . . . . . . .     (181)
                                      $   985   $   742
Long-term:
   Basis of property and equipment .  $(1,862)  $(1,618)
   Postretirement benefits liability    6,761     6,420
   Accrued expenses. . . . . . . . .    1,086       600
                                      --------  --------
                                      $ 5,985   $ 5,402
                                      ========  ========

The sources of timing differences and the related deferred tax effects were as follows:

                                     1998     1997    1996
                                   --------  ------  ------
Accrued expenses. . . . . . . . .  $(647)6   $ 340   $ 970
Postretirement benefits liability     (341)   (456)   (318)
Depreciation. . . . . . . . . . .      244     225     212
Inventories . . . . . . . . . . .      (46)    (57)    (52)
Other . . . . . . . . . . . . . .      (26)    212      (6)
                                   --------  ------  ------
                                   $  (816)  $ 264   $ 806
                                   ========  ======  ======

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

9.  Preferred  Stock:
The Company is authorized to issue shares of Series A preferred stock in which each share has one vote with a fixed aggregate of 12% of the total vote. The holders of this preferred stock will vote together with the holders of the Company's common stock on all matters submitted to the Company's stockholders. Holders may require the Company to redeem preferred shares proportionately to any reduction in shares held by MLGA Fund II, L.P. At December 31, 1998 and 1997 no Series A preferred stock was outstanding.

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

10.  Stock  Options:
On October 13, 1995, the stockholders approved a qualified incentive stock option program under which 315,226 shares of the Company's common stock are reserved for grants to key employees (The "1995 Stock Option Plan"). The option price is to be determined by the Board, but may not be less than 100% of the fair market value of the Company's common stock at the time of the grant and options must be exercised within ten years from the date of grant. The options vest and become exercisable in three annual installments commencing on the first anniversary of the date of the grant. On June 3, 1997, the stockholders approved an amendment to the 1995 Stock Option Plan increasing the number of shares of the Company's common stock reserved for grants under the program to 515,226.

On May 20, 1998, the stockholders approved a qualified incentive stock option plan under which 300,000 shares of the Company's common stock are reserved for grants to key employees. The plan includes provisions for pricing and vesting which are the same as the above plan. The stockholders also approved an employee stock purchase plan under which 300,000 shares of the Company's common stock may be sold at a 15% market price reduction. Common shares sold through the plan are being purchased in the open market.

The following summarizes the changes in the number of Common Shares under option:

(Options in thousands)                         1998           1997           1996
                                           -------------  -------------  ------------
Options outstanding at beginning of year.           514            278           132
Options granted during the year . . . . .           237            151
Options exercised during the year . . . .            (5)            (1)
Options canceled during the year. . . . .                                         (5)
Options outstanding at end of year. . . .           509            514           278
                                           -------------  -------------  ------------
Option price range per share. . . . . . .  $2.71-$13.75   $2.71-$13.75   $2.71-$6.32
                                           =============  =============  ============

The Company's current option plans, which provide for a total of 815 options (6 of which have been exercised), have 300 options remaining for future grants at December 31, 1998.

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

10.  Stock  Options,  Continued:
The ranges of exercise prices and the remaining contractual life of options as of December 31, 1998 were:

Range of exercise prices:                                 $2.71  $6.32  $12-13.75
                                                          -----  -----  ---------
Options outstanding in thousands:
  Outstanding as of
    December 31, 1998. . . . . . . . . . . . . . . . . .    132    140        237
  Weighted-average remaining contractual life (in years)   6.78   7.30       8.45
  Weighted-average exercise price. . . . . . . . . . . .  $2.71  $6.32  $   13.47
Options exerciseable in thousands:
  Outstanding as of December 31, 1998. . . . . . . . . .    132     53         79
  Weighted-average remaining
    contractual life  (in years) . . . . . . . . . . . .   6.78   7.30       8.45
  Weighted-average exercise price. . . . . . . . . . . .  $2.71  $6.32  $   13.47

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

In 1996, the Company adopted provisions of SFAS No. 123 by providing disclosures of the pro forma effect on net income and earnings per share that would result if the fair value compensation element were to be recognized as expense. The following table shows the pro forma earnings and earnings per share for 1998, 1997 and 1996 along with significant assumptions used in determining the fair value of the compensation amounts.

                                 1998         1997        1996
                              -----------  -----------  ---------
Pro forma amounts:
Net income . . . . . . . . .  $   14,019   $   11,777   $  7,242
Earnings per share (basic) .  $     1.52   $     1.32   $   1.04
Earnings per share (diluted)  $     1.51   $     1.31   $   1.03

Assumptions:
Dividend yield . . . . . . .           0            0          0
Expected volatility. . . . .       36.75%       36.75%     34.46%
Risk free interest rate. . .   6.20-6.73%   6.20-6.73%      6.30%
Expected lives . . . . . . .     4 years      4 years    4 years

During fiscal years 1997 and 1996 the weighted average grant-date fair value of options granted was $5.08 and $2.31 per share, respectively. No options were granted in 1998.

11.  Contingencies:
The Company is involved in certain claims and litigation related to its operations. Based upon the facts known at this time, management is of the opinion that the ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

12.  Pro  Forma  Information:
Net income and net income per share are presented below as if the 1995 Recapitalization, the issuance of shares of common stock pursuant to the initial public offering and the application of the net proceeds thereof to the reduction in debt, all had occurred as of January 1, 1995.

                                                                                       1996
                                                                                    -----------
Net income as reported . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    7,313
Extraordinary charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         973
Reduction in interest expense using an average interest rate of 8.2% including the
  elimination of amortization of deferred financing costs. . . . . . . . . . . . .       2,013
Increase in income taxes related to the pro forma adjustments. . . . . . . . . . .        (763)
                                                                                    -----------
Pro forma net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9,536
                                                                                    ===========
Average shares outstanding as if the initial public
  offering had occurred on January 1, 1995 . . . . . . . . . . . . . . . . . . . .   8,939,294
Pro forma net income per share . . . . . . . . . . . . . . . . . . . . . . . . . .  $     1.07

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

14.  Segment  Reporting:
During the fourth quarter of 1998, the Company adopted Statement of Financial Accounting Standard No. 131, "Disclosure about Segments of an Enterprise and Related Information." Management has determined that the Company operates in a single industry segment, construction equipment. The Company's operations involve manufacturing specialized construction equipment and parts. While the Company's chief operating decision maker monitors the revenue streams of the different products, operations are managed and financial performance is measured in the construction equipment segment.

Products and Services: The Company groups its products and services into the following categories:

1. Material Handlers-Machines typically used to move a variety of construction materials around jobsites and industrial facilities. 2. Excavators-Machines used for ditching, sloping, finish grading, general maintenance and infrastructure projects. 3. Parts & Distribution-Parts and service support for Gradall machines.

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

14.  Segment  Reporting,  Continued:
The  revenues  generated  by  these  products  and services at December 31 were:

($in thousands)          1998      1997      1996
                       --------  --------  --------
Material Handlers . .  $110,161  $ 84,004  $ 70,409
Excavators. . . . . .    54,580    57,361    55,096
Parts & Distribution.    17,866    17,294    15,404
                       --------  --------  --------
                       $182,607  $158,659  $140,909
                       ========  ========  ========

Foreign and Domestic Sales: The Company sells equipment and parts to countries outside of the United States. There were no foreign countries with sales greater than 10% of total revenue. The domestic and foreign revenues generated at December 31 by domestic and foreign were:

($in thousands)         1998      1997      1996
                      --------  --------  --------
United States. . . .  $176,796  $153,444  $138,330
All other countries.     5,811     5,215     2,579
                      --------  --------  --------
                      $182,607  $158,659  $140,909
                      ========  ========  ========

Major Customers: For the years ended December 31, 1998 and 1996, one customer accounted for 10% or more of the Company's total revenue. No customers have accounted for 10% or more of the Company's total revenue for the year ended December 31, 1997. At December 31, 1998, the customer accounted for 13%, and at December 31, 1996, the customer accounted for 11% of the Company's total revenue.

15.  Selected  Summary  Quarterly  Data  (Unaudited):

                                                           QUARTERS ENDED(2)
                                           1997                                        1998
                        ------------------------------------------  ------------------------------------------
                        Mar. 31,   Jun. 30,   Sep. 30,   Dec. 31,   Mar. 31,   Jun. 30,   Sep. 30,   Dec. 31,
                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Sales. . . . . . .  $  35,910  $  38,356  $  40,310  $  44,083  $  41,541  $  49,789  $  44,138  $  47,139

Gross Profit . . . . .      8,618      9,267      9,814     10,297      9,551     11,143      9,980     11,477

Operating Income . . .      4,674      4,735      5,310      5,921      5,234      6,018      5,779      6,932

Income Before
  Income Taxes . . . .      4,363      4,231      5,250      5,843      5,011      5,878      5,926      6,737

Net Income . . . . . .      2,657      2,577      3,199      3,558      3,054      3,582      3,612      4,106


Earnings Per Share (1)
Basic. . . . . . . . .  $     .30  $     .29  $     .36  $     .40  $     .34  $     .40  $     .38        .43
Dilutive . . . . . . .  $     .30  $     .29  $     .35  $     .39  $     .34  $     .40  $     .38        .43

(1)  Based  on  average  shares  outstanding  during  the  quarter.
(2)  The  sum  of  each  year's  quarterly  data  may  not  equal  the  total  year  results  due to rounding.

                                    Report of
                                   Independent
                                   Accountants



                                    Report of
                                   Management


                            Gradall  Industries, Inc.

To  the  Board  of  Directors  and  Stockholders  of  Gradall  Industries,  Inc.
In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Gradall Industries, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                           /s/ PricewaterhouseCoopers

Cleveland,  Ohio
February  23,  1999


To the Board of Directors and Stockholders of Gradall Industries, Inc. The Company maintains accounting and related internal control systems which are intended to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce records necessary for the preparation of financial information. There are limits inherent in all systems of internal control, and the cost of the systems should not exceed the expected benefits. Through recommendations from its independent accountants, the Company periodically reviews these systems and controls and compliance therewith.

The Audit Committee of the Board of Directors, comprised entirely of nonemployee directors, meets with management and the independent accountants to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent accountants have full and free access to the Audit Committee and may have discussions regarding appropriate matters, with and without the presence of management.

The primary responsibility for integrity of financial information rests with management. Certain valuations contained herein result, of necessity, from estimates and judgments of management; actual results could differ from these estimates. The accompanying consolidated financial statements, notes thereto and other related information were prepared in conformity with generally accepted accounting principles applied on a consistent basis.

/s/  Barry  L.  Phillips                    /s/  Bruce  A.  Jonker
Barry  L.  Phillips                         Bruce  A.  Jonker
President and Chief                         Vice  President, Chief Financial
Executive Officer                           Officer and Treasurer

                             Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                            Gradall  Industries, Inc.

The following discussion of results of operations and financial condition is based upon and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, the Selected Consolidated Financial Data and other financial data appearing elsewhere herein.

General
Gradall Industries operates in two markets of the construction equipment segment. The majority of the Company's revenues, 63.4%, are generated by material handler machines and related parts that are sold in the rough-terrain variable-reach material handler market which has grown in excess of 30% per year for the last five years. New applications, increased rental demands and displacement of straight-mast forklifts and small rough-terrain cranes along with strong construction and a supportive economy are the major contributors to the rapid market growth. The Company has in excess of 16% market share in North America for the three size classes that it competes in. Ninety percent of Gradall material handlers are first used in rental fleets. The product is sold to national rental companies and independent distributors for rent and sale to end-users. Sales for material handler machines were $110.2 million in 1998, a 31.2% increase over 1997 sales and a four-year compound annual growth of 39.9%. A new D series family of machines was introduced in early 1998 to provide improved ergonomics, safety and serviceability.

The remaining 36.6% of the Company's sales are generated from excavator machines and related parts. Excavators are produced with wheeled and crawler undercarriages which compete in separate markets. Gradall is the market leader in North America in the wheeled excavator market with a market share of over 40%. In the highway-speed niche market, Gradall has a market share in North America of over 90%. Since 1994 the wheeled excavator market has a modest compound annual growth of 4.3% and the crawler market has grown at a 13.1% compound annual growth. The passage of the Federal highway bill (TEA-21) is expected to increase construction equipment demand and contribute to increased market growth over the next three or four years. International sales and the rental market are areas of focus for sales growth in 1999. Excavator machine sales were $54.6 million in 1998, down 4.8% from 1997 volume. The four-year compound annual growth for excavator sales is 4.8%.

The significant sales growth of material handlers in recent years has created a need to increase production capacity. The board of directors has approved a capacity expansion program, which will require a $30 to $50 million investment over the next three to five years. An important step in this plan was the purchase of an additional 330,000-sq. ft. facility in October 1998. Formerly the Volvo Truck Assembly plant, the facility is located in Orrville, Ohio, and will be used to produce material handler products. Start-up of this plant is scheduled for the second quarter 1999 upon the receipt of newly purchased machinery and equipment.

                             Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

                            Gradall  Industries, Inc.

Results  of  Operations

The following table sets forth, for the periods indicated, items in the Company's income statements as a percentage of net sales for the periods indicated(1):

                                           For the Years
                                         Ended December 31,
                                       ----------------------
                                        1996    1997    1998
                                       ------  ------  ------
Net Sales:

  Excavators. . . . . . . . . . . . .   39.1%   36.2%   29.9%

  Material handlers . . . . . . . . .   50.0    52.9    60.3

  Service parts . . . . . . . . . . .   10.9    10.9     9.8
                                       ------  ------  ------

Total net sales . . . . . . . . . . .  100.0%  100.0%  100.0%

Cost of sales . . . . . . . . . . . .   76.7    76.1    76.9
                                       ------  ------  ------

  Gross profit. . . . . . . . . . . .   23.3    23.9    23.1

Research and development and product
  engineering costs . . . . . . . . .    2.2     2.3     2.2

Selling general and
   administrative expenses. . . . . .    8.4     8.6     7.7
                                       ------  ------  ------

Operating income. . . . . . . . . . .   12.7    13.0    13.1

Other expense:

  Interest expense. . . . . . . . . .    2.2     0.4     0.2

  Other, net. . . . . . . . . . . . .    0.7     0.2
                                       ------  ------  ------

Income before
  income taxes and extraordinary item    9.8    12.4    12.9

Income tax provision. . . . . . . . .    3.9     4.9     5.0
                                       ------  ------  ------

Income before
  extraordinary item. . . . . . . . .    5.9%    7.6%    7.9%
                                       ======  ======  ======

(1)  The  sum  in  any column may not equal the indicated total due to rounding.

Results  of  Operations  Fiscal  1998  Compared  to  Fiscal  1997
Net Sales. Net sales were $182.6 million for fiscal 1998, an increase of $23.9 million or 15.1% compared to $158.7 million for fiscal 1997. The increase in net sales was attributable to a material increase in the unit volume of material handlers. Excavator unit sales were slightly lower and service parts showed a small increase in fiscal 1998 over fiscal 1997. The introduction of the new D series family of material handlers plus strong market demand were the key factors for higher material handler sales. The abundance of low price crawler excavators entering the U.S. from Asia contributed to reduced crawler excavator sales. Service parts sales increased for material handler parts as a result of the increased population of field units. Net sales of material handlers were $110.2 million for fiscal 1998, an increase of $26.2 million or 31.2% compared to $84.0 million in 1997. Net sales of excavators were $54.6 million for fiscal 1998, a decrease of $2.8 million or 4.9% compared to $57.4 million for fiscal 1997. Net sales of service parts were $17.9 million for fiscal 1998, an increase of $0.6 million or 3.5% compared to $17.3 million in fiscal 1997. Although the Company expects net sales to increase in the future, it anticipates that the rate of growth, especially with respect to sales of material handlers, will not continue at the rate of growth experienced in 1998.

                             Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

                            Gradall  Industries, Inc.

Gross Profit. Gross profit was $42.2 million for fiscal 1998, an increase of $4.2 million or 10.9% compared to $38.0 million for fiscal 1997. Gross profit as a percentage of net sales decreases to 23.1% for fiscal 1998 from 24.0% for fiscal 1997, primarily due to increased volume production inefficiencies related to schedule changes, parts shortages, high overtime and outsourcing. The newly acquired Orrville facility should reduce overtime and outsourcing requirements following start up in mid-1999.

Research and Development and Product Engineering Costs. Research and development and product engineering cost was $4.0 million for fiscal 1998, an increase of $0.4 million or 10.8% compared to $3.6 million for fiscal 1997. The increase is due to the addition of engineering personnel to support new product development.

Selling, General and Administrative. Selling, general and administrative expense was $14.1 million for fiscal 1998, an increase of $0.4 million or 3.2% compared to $13.7 million for 1997. This increase is attributable to the addition of marketing field sales and service representatives, greater overseas and domestic travel and increased advertising spending for international trade publications.

Interest Expense. Interest expense was $0.4 million for fiscal 1998, a decrease of $0.3 million or 45.4%
compared to $0.7 million for fiscal 1997. This reduction is the result of the application of the net proceeds of the Company's public offering of common stock on June 29, 1998, to reduce indebtedness.

Income Tax Provisions. Income tax expense was $9.2 million for fiscal 1998, an increase of $1.5 million or 19.5% compared to $7.7 million for fiscal 1997, and representing an effective tax rate of 39.1% in 1998 and 1997.

Net Income. Net income was $14.4 million for fiscal 1998, an increase of $2.4 million or 19.7% compared to $12.0 million for fiscal 1997. This increase results from the higher level of sales in fiscal 1998 generating increased operating margins and reduced debt from the 1998 public offering lowering interest expense.

Diluted Earnings Per Share After Extraordinary Item. Earnings per share after extraordinary item were $1.54 for fiscal 1998, an increase of $0.21 or 15.8% from $1.33 for fiscal 1997, resulting from increased net sales and net income.

Results  of  Operations  Fiscal  1997  Compared  to  Fiscal  1996
Net sales. Net sales were $158.7 million for fiscal 1997, an increase of $17.8 million or 12.6% compared to $140.9 million for fiscal 1996. The increase in net sales was attributed to a material increase in unit volume of material handlers and excavators and a moderate increase in sales volume of service parts. The introduction of the new excavator models XL 2200 and XL 2210 in 1997 assisted in the excavator unit increase. Price increases affecting all three product lines had a modest favorable impact. Net sales of excavators were $57.4 million for fiscal 1997, an increase of $2.3 million or 4.1% compared to $55.1 million for fiscal 1996. Net sales of material handlers were $84.0 million for fiscal 1997, an increase of $13.6 million or 19.3% compared to $70.4 million for fiscal 1996, Net sales of service parts were $17.3 million for fiscal 1997, an increase of $1.9 million or 12.3% compared to $15.4 million for fiscal 1996.

                             Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

                            Gradall  Industries, Inc.

Gross Profit. Gross profit amounted to $38.0 million for fiscal 1997, an increase of $5.2 million or 15.8% compared to $32.8 million for fiscal 1996. Gross profit as a percentage of net sales increased to 24.0% for fiscal 1997from 23.3% for fiscal 1996, primarily due to improved production efficiencies and the economics of higherproduction volume.

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

Liquidity  and  Capital  Resources
In June 1998, the Company completed a public offering of 562,500 newly issued shares of common stock at $13.00 per share. As part of the offering, existing shareholders sold 1,250,000 shares of common stock. The $6.9 million of net proceeds to the Company was used to repay the revolving credit facility.

                             Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

                            Gradall  Industries, Inc.

The Company has funded its operations primarily with cash generated from operations. The Company generated net cash from operating activities of $11.1 million in 1998 compared to $3.4 million for 1997. Net cash from operating activities for 1998 resulted from $14.4 million of net income and $2.5 million of non-cash charges to income, primarily depreciation and postretirement benefit transition obligation, which were reduced by $5.7 million of net cash used by changes in operating assets and liabilities, primarily a $7.3 million increase in inventory due to more finished machines in stock. Net cash from operating activities for 1997 resulted from $12.0 million of net income, $3.4 million of non-cash charges to income, primarily depreciation and postretirement benefit transition obligation and reduced by $12.0 million from changes in operating assets and liabilities, primarily an $8.4 million increase in accounts receivable.

Net cash used by investing activities, consisting of purchases of property and equipment, was $13.3 million in 1998 and $5.3 million in 1997. Capital expenditures for 1998 include $5.6 million for the purchase of a 330,000-square-foot facility in Orrville, Ohio to be used for the manufacture of material handlers. The Company continues the multi-year program to increase production efficiencies, labor productivity and the output of the Company's manufacturing facility through investments in new capital equipment. Management expects to invest approximately $10.5 million of additional capital in 1999 for start-up machinery at the Orrville facility and production improvements under the multi-year program which will be funded from internally generated cash flow.

At December 31, 1998, borrowings under Gradall's revolving credit facility totaled $6.9 million and $18.1 million was available under the facility. Outstanding balances under the amended facility generally bear interest at the Company's choice of either LIBOR plus 1% or prime minus 0.5%. On December 31, 1998, the average annual interest rate under the facility was 7.25%. The
Company was not required to make any principal repayments of the amount outstanding under the facility until August 31, 1999.

In January 1999 the Company's Loan and Security Agreement with Heller Financial, Inc. was paid in full and terminated. A new revolving line of credit for $17 million was established with KeyBank National Association (the "Lender") with an unsecured demand promissory note. At February 28, 1999, borrowing under the new revolving credit facility totaled $9.3 million, and $5.7 million was available under the facility. The note bears interest at either LIBOR plus .80% or prime minus 1.40%. The note renews annually and terminates at the earlier of the Lender's demand or the Company's decision to terminate by written or oral communication to the Lender.

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

                             Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

                            Gradall  Industries, Inc.

The Board of Directors has approved in principle the Capacity Expansion Program which is intended to raise capacity in excess of 50% over the next three to five years. The Capacity Expansion Program will require a $30 to $50 million investment over this time frame. The acquisition of the Orrville facility and the purchase of robot welders, machining centers and lasers which total approximately $8.3 million are the investments in this program through December 31, 1998. The Company may alter or revise the Capacity Expansion Program based upon changes in market demand and/or economic conditions.

The Company believes that cash flow from operations together with funds available under its new credit facility will be adequate to fund its working capital and capital expenditure requirements for the foreseeable future. Impact of the "Year 2000 Issue"

The year 2000 issue is the result of computer programs having been written using two digits rather than four to define the applicable year. Any of the Company's computers, computer programs, manufacturing and administration equipment or products that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If any of the Company's systems or equipment that have date-sensitive software use only two digits, system failures or miscalculations may result causing disruptions of operations, including among other things, a temporary inability to process normal business activities. Significant uncertainty exists concerning the scope and magnitude of problems associated with the year 2000 change.

The Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software failures and has established a project team to address year 2000 risks. The project team has coordinated the identification of and will coordinate the implementation of changes to computer hardware and software applications that will attempt to ensure availability and integrity of the Company's information systems and the reliability of its operational systems and manufacturing process.

The Company believes that it has identified substantially all of the major computer, software applications and related equipment used in connection with its internal operations that must be modified, upgraded or replaced to minimize the possibility of a material disruption to its business. The Company has commenced the process of modifying, upgrading and replacing major systems that have been identified as adversely affected and expects to complete this process by the end of September 1999. In addition to computers, photocopiers, telephone switches, security systems, elevators and other common devices may be affected by the year 2000 problem. The Company is currently assessing the potential effect of and costs of remediating the year 2000 problem on its office and facilities equipment.

The Company also faces risk to the extent that suppliers of products, services and systems purchased by the Company and others with whom the Company transacts business on a worldwide basis do not comply with year 2000 requirements. The Company has initiated formal communications with significant suppliers and customers to determine the extent to which the Company is vulnerable to the failure of such third parties to remediate their own year 2000 issues. In the event any such third parties cannot provide the Company with products, services or systems that meet the year 2000 requirements on a timely basis or in the event year 2000 issues prevent such third parties from timely delivery of products or services required by the Company, the Company's results of operations could be materially adversely affected. To the extent year 2000 issues cause significant delays in supplier shipments, the sourcing of alternative suppliers or increasing inventory levels, the Company's business, results of operations and financial position could be materially adversely affected.

                             Management's Discussion
                                  and Analysis
                                  of Financial
                                    Condition
                                   and Results
                                  of Operations

                                   (continued)

                            Gradall  Industries, Inc.

The Company's research and supplier response indicate that all of the Company's products manufactured to date and all future designs are year 2000 compliant.

External and internal costs specifically associated with modifying internal use software for year 2000 compliance are expensed as incurred. To date the Company has spent $0.22 million on this project. Cost to be incurred in 1999 to fix year 2000 problems are estimated at approximately $0.5 million. Such costs do not include normal system upgrades and replacements. The Company does not expect the costs relating to year 2000 remediation to have a material adverse effect on its results of operations, cash flows or financial condition.

As part of Gradall's contingency planning, the Company is developing business continuity plans for those areas that are critical to Gradall's business. These business continuity plans will be designed to mitigate serious disruptions to the business flow beyond the end of 1999. The major drive for contingency planning will be in the first half of 1999 with the expectation that the Company will have plans in place by the end of the second quarter of 1999.

The failure to correct a material year 2000 problem could result in an interruption in or a failure of certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the year 2000 readiness of critical suppliers and customers, the Company is unable to determine at this time whether the consequences of year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The year 2000 project is expected to significantly reduce the Company's level of uncertainty about the year 2000 problem and in particular about the year 2000 compliance and readiness of its critical suppliers and customers. The Company believes that, with the implementation of new business systems and completion of the projects scheduled, the possibility of significant interruptions of normal operations should be reduced.

The estimates and conclusions herein contain forward-looking statements and are based on management's best estimates of future events. Risks to completing the plan include the ability to retain human resources, our ability to discover and correct the potential year 2000 sensitive problems which could have a serious impact on operations, and the ability of suppliers and customers to bring their systems into year 2000 compliance.

Inflation
The overall impact of the low rate of inflation in recent years has had no significant impact on the Company.

                            Accounting Pronouncements

                            Gradall  Industries, Inc.

Accounting  Pronouncements
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive
Income," effective for fiscal years ending after December 31, 1997. Thedifference between net income and comprehensive income for the Company is due to change in its minimum pension liability adjustment. Comprehensive income is being shown in the statement of changes in stockholders' equity.

In June 1997, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information," effective for fiscal years ending after December 15, 1997. The Company adopted SFAS No. 131 in the fourth quarter of 1998. SFAS No. 131 requires disclosure only and had no impact on the Company's consolidated financial statements. The Company's one segment of construction equipment is discussed in Note 14 to the consolidated financial statements.

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 132 in the fourth quarter of 1998. SFAS No. 132 revises employers disclosures about pension and other postretirement benefits plans. It does not change the measurement or recognition of those plans and therefore, had no impact on the Company's consolidated financial statements. The Company's Pension and Postretirement Benefit Plans are discussed in Note 7 to the consolidated financial statements.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income. The new rules will be effective the first quarter of 2000. The Company is in the process of determining the impact of this new standard and, based on current market conditions, anticipates that it will not have a material impact on the Company's financial statements when effective.

In March 1998, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires expenses incurred during the application development stage of a software implementation project to be capitalized and amortized over the useful life of the project. The Company adopted SOP 98-1 in the first quarter of 1999. SOP 98-1 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In April 1998, the AcSEC issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 provides guidance on the financial reporting of start-up and organization costs; requiring such costs be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company's current policy is to expense such costs as incurred consistent with SOP 98-5.

                              Cautionary Statements

                            Gradall  Industries, Inc.

Cautionary  Statement
This report and the foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations contains various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's Annual Report to Shareholders, any Report on Form 10-K, 10-Q or Form 8-K or any other written or oral statements made by or on behalf of the Company may include forward looking statements. Forward looking statements represent the Company's expectations or beliefs concerning future events. Any forward looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements.

Undo reliance should not be placed on any forward looking statements made by or on behalf of the Company as such statements speak only as of the date made. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, the occurrence of future events or otherwise.

                               The Company's Stock

                            Gradall  Industries, Inc.

Market for Registrant's Common Equity and Related Stockholder Matters The Company's Common Stock is traded on the Nasdaq National Market under the symbol "GRDL." The following table sets forth, for the periods indicated, the high and low last trade price per share of the Common Stock as reported on the Nasdaq National Market.

                   Year Ended         Year  Ended
                December 31, 1998  December 31, 1997
                -----------------  -----------------
                 High      Low      High      Low
First Quarter.  $18 3/8  $ 15 3/8  $16 1/4  $    12
Second Quarter   17 7/8   13 1/16   16 1/4       12
Third Quarter.   16 7/8   12  5/8   17 3/8   14 3/4
Fourth Quarter       16   13 3/32   16 7/8       15

As  of  February  26,  1999,  there were 135 record holders of the Common Stock.

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

                               General Information

                            Gradall  Industries, Inc.

Stockholder  Information
-----------------------------------------------------------------------------------------------------
Annual meeting                                         Stock exchange
Sheraton Airport Hotel, 5300 Riverside Drive           Gradall Industries, Inc. common
Cleveland, Ohio                                        stock is traded under the symbol GRDL and is
May 19, 1999 at 10:00 am EDT                           listed on the NASDAQ National Market.

Transfer agent and registrar                           Form 10-K or investor information
Chase Mellon Shareholders Services                     Bruce A. Jonker
85 Challenger Road, Overpeck Centre                    Vice President, Chief Financial Officer
Ridgefield Park, NJ 07660                              Gradall Industries, Inc.
Phone Toll-Free 1-800-756-3353                         406 Mill Ave. SW, New Philadelphia, Ohio 44663
                                                       Phone 330-339-8374,  Fax 330-339-8317

Directors
-----------------------------------------------------------------------------------------------------
Sangwoo Ahn                                            Perry J. Lewis
Chairman of the Board                                  Founding Partner, Morgan Lewis Githens & Ahn
Founding Partner, Morgan Lewis Githens & Ahn           William C. Ughetta, Jr.
Barry L. Phillips                                      Managing Director, Long Point Capital
President and Chief Executive Officer,                 Jack D. Rutherford
Gradall Industries, Inc.                               Chairman of the Board, and Chief Executive
David S. Williams                                      Officer Emeritus, The Gradall Company
Vice President, Marketing and Sales,                   Ernest Green
Gradall Industries, Inc.                               Founder, President and Chief Executive Officer,
John A. Morgan                                         EGI, Inc.
Founding Partner, Morgan Lewis Githens & Ahn

Committees
-----------------------------------------------------------------------------------------------------
Compensation Committee                                 Audit Committee
Sangwoo Ahn - Chairman                                 William C. Ughetta, Jr. - Chairman
Jack D. Rutherford                                     Ernest Green
Barry L. Phillips                                      Jack D. Rutherford

Officers and Senior Managers
-----------------------------------------------------------------------------------------------------
Barry L. Phillips                                      Joseph H. Keller
President and Chief Executive Officer                  Vice President, Engineering and Secretary
David S. Williams                                      James C. Cahill
Vice President, Marketing and Sales                    Vice President, Manufacturing
Bruce A. Jonker
Vice President, Chief Financial Officer and Treasurer

Equal  Opportunity  Employer
--------------------------------------------------------------------------------
Gradall is an equal opportunity employer and seeks to attract and retain the best-qualified people regardless of race, sex, age, religion, national origin or veteran status.

www.gradall.com/store

Authorized Gradall apparel and replicas are available to investors and contractors alike via our easy-to-navigate website. Just point your browser to www.gradall.com/store for product and pricing information.

Gradall has authorized the production of a collection of scale model machine replicas. These collector-quality replicas are manufactured in exacting detail using actual Gradall engineering drawings. The 534C-9 Material Handler and the XL 5100 Wheeled Hydraulic Excavator replicas have been available for two years, while the XL 5200 Crawler Excavator was just released last year. Each replica includes such authentic details as the telescoping boom, steering mechanisms, paint and decals. Gradall also offers a full line of apparel, including shirts, hats, jackets and other items. Gradall merchandise can be purchased online at www.gradall.com/store.