Form 10-K/A, Exhibit 13
period 1998-12-31
GRADALL INDUSTRIES INC
filed 1999-04-05
CIK 1017136

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

                                    Notes to
                                  Consolidated
                                    Financial
                                   Statements

                                  (continued)

                             (dollars in thousands)

                            Gradall  Industries, Inc.

8.  Income  Taxes:

The provision for income taxes for the years ended December 31, 1998, 1997 and 1996 consisted of the following:

                               1998     1997    1996
                              -------  ------  ------
Federal. . . . . . . . . . .  $8,576   $6,327  $3,433
State. . . . . . . . . . . .   1,448    1,105     642
Deferred . . . . . . . . . .    (826)     264     806
                              -------  ------  ------
                               9,198    7,696   4,881
                              -------  ------  ------
Tax effect of extraordinary
  item (shown separately). .                     622
                              -------  ------  ------
                              $9,198   $7,696  $5,503
                              =======  ======  ======

The Company's effective tax rate differed from the federal statutory rate as follows:

                                 1998   1997   1996
                                 -----  -----  -----
Federal statutory rate. . . . .  35.0%  35.0%  35.0%
Effect of state and local taxes   4.0%   3.7%   3.6%
Change in tax liability . . . .     -      -      -
Other . . . . . . . . . . . . .   0.1%   0.4%   1.4%
                                 -----  -----  -----
                                 39.1%  39.1%  40.0%
                                 =====  =====  =====

The components of the net deferred tax benefits (liabilities) as of December 31, 1998 and 1997 were as follows:

                                        1998      1997
                                      --------  --------
Current:
   Inventories . . . . . . . . . . .  $  (659)  $  (705)
   Accrued expenses. . . . . . . . .    1,644     1,628
   Other . . . . . . . . . . . . . .               (181)
                                      $   985   $   742
Long-term:
   Basis of property and equipment .  $(1,862)  $(1,618)
   Postretirement benefits liability    6,761     6,420
   Accrued expenses. . . . . . . . .    1,086       600
                                      --------  --------
                                      $ 5,985   $ 5,402
                                      ========  ========

The sources of timing differences and the related deferred tax effects were as follows:

                                     1998     1997    1996
                                   --------  ------  ------
Accrued expenses. . . . . . . . .  $  (647)  $ 340   $ 970
Postretirement benefits liability     (341)   (456)   (318)
Depreciation. . . . . . . . . . .      244     225     212
Inventories . . . . . . . . . . .      (46)    (57)    (52)
Other . . . . . . . . . . . . . .      (26)    212      (6)
                                   --------  ------  ------
                                   $  (816)  $ 264   $ 806
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